UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the nine months ended September 30, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-289121 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first-person personal pronouns, such as “we”, “us” or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2024, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in the 2024 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the other countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the nine months ended September 30, 2025 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2024 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on February 21, 2025.
In this report, “$”, “US$”, “USD”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Business Overview”;
•“Operating and Financial Review and Prospects”; and
•“Other Matters”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2024 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or changes in the institutional environment in the countries in which we operate and/or to whose sovereign debt we are exposed, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors. Financial and macroeconomic volatility may increase as a result of, among other factors, U.S. administration policies, including tariffs and fiscal and regulatory changes. The effects of, and uncertainty arising from, these policies and large fiscal deficits have raised the U.S. risk premium, pushing up long-term sovereign yields and weakening the U.S. dollar, and they may spark further market instability;
•the effects of geopolitical tensions and economic challenges in recent years including, among other factors, the ongoing conflicts in Ukraine and in the Middle East, the long-standing United States-China rivalry, including recent trade tariffs, the escalation of trade tariffs globally, and changes in policies generally. Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including a sharp global growth slowdown;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and environmental, social and governance (“ESG”) risk levels;
•in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or our business;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;

•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates and the escalation of trade tariffs globally on the Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any interest rate reductions may result in higher inflation and adversely affect the Group’s results of operations;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be affected by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding and our ability to receive dividends and other funds from our subsidiaries;
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the Group’s practices;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use or which otherwise requires us to successfully adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and

•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2024 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2024 and for the nine months ended September 30, 2024 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in the consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2024 and for the nine months ended September 30, 2024 included herein comparable with the segment information as of and for the nine months ended September 30, 2025, segment information as of December 31, 2024 and for the nine months ended September 30, 2024 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

Dividends and Share Buyback Program
The Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 fiscal year, for an amount equal to €0.41 (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid amounted to approximately €2,360 million.
By means of an inside information notice (información privilegiada) dated September 29, 2025, BBVA announced that its Board of Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per share entitled to participate in this distribution on account of the 2025 dividend, to be paid on November 7, 2025. As of September 30, 2025, the total amount corresponding to said dividend amounted to approximately €1,842 million, and it was recorded as a liability under the item “Other financial liabilities”.
Additionally, on January 30, 2025, BBVA announced a share buyback program for an amount of €993 million, which is expected to be carried out starting on October 31, 2025.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical (if any) and financial information contained herein:
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

BUSINESS OVERVIEW
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
Operating Segments
As of September 30, 2025, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2024.
Set forth below are the Group’s current five operating segments:
•Spain;
•Mexico;
•Turkey;
•South America; and
•Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2024 and for the nine months ended September 30, 2024 included herein comparable with the segment information as of and for the nine months ended September 30, 2025, segment information as of December 31, 2024 and for the nine months ended September 30, 2024 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of September 30, 2025 and December 31, 2024 was as follows:

	As of September 30, 2025	As of December 31, 2024
	(In Millions of Euros)
Spain	431,932	411,620
Mexico	172,544	168,470
Turkey	86,771	82,782
South America	73,142	73,997
Rest of Business	76,639	66,534
Subtotal Assets by Operating Segment	841,028	803,404
Corporate Center and Adjustments (1)	(27,965)	(31,002)
Total Assets BBVA Group	813,063	772,402
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments”).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the nine months ended September 30, 2025 and 2024. Such information is presented under management criteria; however, for the nine months ended September 30, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the nine months ended September 30, 2025 compared with the nine months ended September 30, 2024—Results of operations by operating segment for the nine months ended September 30, 2025 compared with the nine months ended September 30, 2024”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company (1)
	Nine months ended September 30,
	2025	2024	2025	2024
	(In Millions of Euros)		(In Percentage)
Spain	3,139	2,841	36.0	34.0
Mexico	3,875	4,193	44.4	50.2
Turkey	648	433	7.4	5.2
South America	585	471	6.7	5.6
Rest of Business	481	409	5.5	4.9
Subtotal operating segments	8,728	8,347	100.0	100.0
Corporate Center	(750)	(726)
Profit attributable to parent company	7,978	7,622
(1) Based on subtotal from operating segments.
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the nine months ended September 30, 2025 and 2024. Such information is presented under management criteria; however, for the nine months ended September 30, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the nine months ended September 30, 2025 compared with the nine months ended September 30, 2024—Results of operations by operating segment for the nine months ended September 30, 2025 compared with the nine months ended September 30, 2024”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
September 2025
Net interest income / (expense)	4,905	8,393	2,137	3,537	596	(323)	19,246
Gross income	7,473	11,124	3,776	4,001	1,296	(534)	27,136
Operating profit / (loss) before tax	4,522	5,387	1,445	1,354	615	(1,031)	12,292
Profit / (loss) attributable to parent company	3,139	3,875	648	585	481	(750)	7,978
September 2024
Net interest income / (expense)	4,794	8,762	925	4,178	522	(321)	18,861
Gross income	7,065	11,641	2,838	3,865	1,058	(304)	26,161
Operating profit / (loss) before tax	4,011	5,765	1,223	943	520	(816)	11,647
Profit / (loss) attributable to parent company	2,841	4,193	433	471	409	(726)	7,622

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of September 30, 2025 and December 31, 2024:

	As of September 30, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	431,932	172,544	86,771	73,142	76,639	841,028	(27,965)
Cash, cash balances at central banks and other demand deposits	18,645	12,326	9,996	7,393	9,152	57,512	(387)
Financial assets at fair value (2)	112,794	54,644	4,824	10,528	2,043	184,834	(2,448)
Financial assets at amortized cost	254,126	98,847	67,484	51,598	64,723	536,777	(774)
Loans and advances to customers	188,504	92,147	50,628	47,804	58,308	437,390	(1,225)
Total Liabilities	416,260	160,400	77,958	66,329	71,821	792,768	(41,514)
Financial liabilities held for trading and designated at fair value through profit or loss	77,865	30,432	1,662	2,649	788	113,395	(9,365)
Financial liabilities at amortized cost - Customer deposits	237,858	87,554	60,866	50,438	35,178	471,894	(530)
Total Equity	15,672	12,144	8,813	6,814	4,817	48,260	13,549
Assets under management	116,041	67,593	23,691	8,406	687	216,417
Mutual funds	89,767	61,052	17,729	8,406	—	176,953
Pension funds	26,274	—	5,962	—	687	32,923
Other placements	—	6,541	—	—	—	6,541
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	411,620	168,470	82,782	73,997	66,534	803,404	(31,002)
Cash, cash balances at central banks and other demand deposits	12,734	12,564	8,828	8,906	8,348	51,379	(234)
Financial assets at fair value (2)	109,569	54,547	4,503	10,884	1,627	181,130	(1,798)
Financial assets at amortized cost	237,279	94,595	64,893	49,983	56,013	502,763	(362)
Loans and advances to customers	179,667	88,725	48,299	46,846	50,392	413,930	(1,453)
Total Liabilities	396,475	156,743	74,537	66,907	61,501	756,163	(43,774)
Financial liabilities held for trading and designated at fair value through profit or loss	75,143	30,885	1,943	2,060	642	110,674	(9,131)
Financial liabilities at amortized cost - Customer deposits	226,391	84,949	58,095	50,738	27,432	447,605	41
Total Equity	15,145	11,727	8,245	7,090	5,033	47,242	12,772
Assets under management	108,694	57,253	18,076	7,936	645	192,604
Mutual funds	82,852	52,528	12,949	7,936	—	156,264
Pension funds	25,841	—	5,128	—	645	31,614
Other placements	—	4,726	—	—	—	4,726
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €18,645 million as of September 30, 2025, a 46.4% increase compared with the €12,734 million recorded as of December 31, 2024, mainly driven by the narrowing of the credit gap (as loans increased less than deposits), the increase in cash balances held at the European Central Bank (“ECB”) through repurchase agreements and, to a lesser extent, the proceeds of debt issuances completed during the nine months ended September 30, 2025.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €112,794 million as of September 30, 2025, a 2.9% increase from the €109,569 million recorded as of December 31, 2024, mainly as a result of the increase in holdings of sovereign debt securities of European countries and equity instruments, respectively, partially offset by the decrease in derivatives recorded under “Financial assets held for trading”, as a result of a portfolio reallocation within a low interest rate environment, amid reduced market volatility.
Financial assets at amortized cost of this operating segment as of September 30, 2025 amounted to €254,126 million, a 7.1% increase compared with the €237,279 million recorded as of December 31, 2024. Within this heading, loans and advances to customers amounted to €188,504 million as of September 30, 2025, a 4.9% increase compared with the €179,667 million recorded as of December 31, 2024, mainly due to increases in corporate loans, public sector loans and consumer loans. Loans to the public sector increased due in part to the recognition of an asset under the “Financial assets at amortized cost - Government” line item in the balance sheet as of September 30, 2025, as a result of the €295 million payment corresponding to the new tax on the interest margin and commissions of certain financial entities (the “Interest Margin and Commission Tax”) for the year ended December 31, 2024, given that such payment was made but considered undue with respect to such year under the existing legal framework as of September 30, 2025 (see Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements). Also within this heading, debt securities of this operating segment as of September 30, 2025 amounted to €50,367 million, a 17.7% increase compared with the €42,791 million recorded as of December 31, 2024, mainly as a result of an increase in holdings of sovereign debt securities of European countries.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2025 amounted to €77,865 million, a 3.6% increase compared with the €75,143 million recorded as of December 31, 2024, mainly due to increases in short positions (reflecting expectations of a potential rebound in interest rates) and deposits, supported by higher liquidity in the financial system, partially offset by the decrease in derivatives recorded under “Financial liabilities held for trading and designated at fair value through profit or loss”.
Customer deposits at amortized cost of this operating segment as of September 30, 2025 amounted to €237,858 million, a 5.1% increase compared with the €226,391 million recorded as of December 31, 2024, mainly due to the increase in time deposits from public institutions (through repurchase agreements) within the Corporate and Investment Banking portfolio, supported by higher short-term liquidity placements of the public sector within a low interest rate environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of September 30, 2025 amounted to €116,041 million, a 6.8% increase compared with the €108,694 million recorded as of December 31, 2024, mainly due to the shift towards mutual funds from other instruments, as declining interest rates reduced deposit yields and boosted the performance of fixed-income and equity funds.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.1% as of September 30, 2025 from 3.7% as of December 31, 2024. This ratio was positively affected by the sale of non-performing loan portfolios and a decrease in the amount of non-performing loans due to improvements in collateralized loans, particularly in the third quarter of 2025, and increases in loans to the public sector, corporate loans and consumer loans, increasing the overall loans and advances to customers in the ratio’s denominator. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) increased to 65% as of September 30, 2025 from 59% as of December 31, 2024.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso remained practically unchanged against the euro as of September 30, 2025 compared with December 31, 2024. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €12,326 million as of September 30, 2025, a 1.9% decrease compared with the €12,564 million recorded as of December 31, 2024, mainly driven by the decrease in cash balances related to repurchase agreements activity, partially offset by the proceeds of debt issuances completed during the nine months ended September 30, 2025.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2025 amounted to €54,644 million, a 0.2% increase from the €54,547 million recorded as of December 31, 2024.
Financial assets at amortized cost of this operating segment as of September 30, 2025 amounted to €98,847 million, a 4.5% increase compared with the €94,595 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of September 30, 2025 amounted to €92,147 million, a 3.9% increase compared with the €88,725 million recorded as of December 31, 2024, mainly attributable to increases in the volume of consumer loans and credit card loans within the retail loan portfolio.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2025 amounted to €30,432 million, a 1.5% decrease compared with the €30,885 million recorded as of December 31, 2024.
Customer deposits at amortized cost of this operating segment as of September 30, 2025 amounted to €87,554 million, a 3.1% increase compared with the €84,949 million recorded as of December 31, 2024, primarily due to increases in time deposits from public institutions.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of September 30, 2025 amounted to €67,593 million, an 18.1% increase compared with the €57,253 million as of December 31, 2024, mainly as a result of the continuing search by customers for higher-return investments, which continued to boost mutual funds.
This operating segment’s non-performing loan ratio (as defined herein) increased to 2.8% as of September 30, 2025 from 2.7% as of December 31, 2024, mainly due to the increase in the retail loan portfolio and a Stage 3 entry from the wholesale portfolio in the third quarter of 2025. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 123% as of September 30, 2025 from 121% as of December 31, 2024, mainly due to higher requirements in the retail portfolio as a result of the increase in coverage requirements resulting from adverse changes in the macroeconomic outlook.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
The Turkish lira depreciated 24.8% against the euro as of September 30, 2025 compared to December 31, 2024, adversely affecting the business activity of the Turkey operating segment as of September 30, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to substantial regulation by Turkish national authorities. See “Other Matters—Regulatory Update for Turkey” for summarized information on certain recent changes to regulations that are relevant to our operations.
Cash, cash balances at central banks and other demand deposits amounted to €9,996 million as of September 30, 2025, a 13.2% increase compared with the €8,828 million recorded as of December 31, 2024, mainly driven by increases in cash balances held at the Central Bank of the Republic of Turkey (“CBRT”) through repurchase agreements, increases in the proceeds of debt issuances completed during the nine months ended September 30, 2025 and the increase in customer deposits (which grew more than loans and advances to customers), partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2025 amounted to €4,824 million, a 7.1% increase from the €4,503 million recorded as of December 31, 2024, mainly due to the increase in local currency-denominated debt securities, whose valuation increased supported by the decrease in interest reference rates during the nine months ended September 30, 2025, offset, to a great extent, by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2025 amounted to €67,484 million, a 4.0% increase compared with the €64,893 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of September 30, 2025 amounted to €50,628 million, a 4.8% increase compared with the €48,299 million recorded as of December 31, 2024, mainly due to the increase in Turkish lira-denominated wholesale, consumer and credit card loans, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans (see “Other Matters—Regulatory Update for Turkey”), partially offset by the depreciation of the Turkish lira against the euro. In addition, within this heading, debt securities of this operating segment as of September 30, 2025 amounted to €6,487 million, a 12.5% decrease compared with the €7,417 million recorded as of December 31, 2024, as a result of the depreciation of the Turkish lira against the euro, partially offset by increases in the volume of local currency-denominated bonds as part of our liquidity management measures. Further, loans and advances to central banks increased in the nine months ended September 30, 2025, as a result of increases in the volume of Turkish lira deposits and the continued existence of reserve ratio requirements in Turkish lira deposits established by the CBRT during the period. See “Other Matters—Regulatory Update for Turkey”.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2025 amounted to €1,662 million, a 14.5% decrease compared with the €1,943 million recorded as of December 31, 2024, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in debt certificates issued by Garanti.
Customer deposits at amortized cost of this operating segment as of September 30, 2025 amounted to €60,866 million, a 4.8% increase compared with the €58,095 million recorded as of December 31, 2024, mainly due to the increase in Turkish lira-denominated retail and wholesale demand and time deposits, partially offset by the depreciation of the Turkish lira against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of September 30, 2025 amounted to €23,691 million, a 31.1% increase compared with the €18,076 million as of December 31, 2024, mainly due to increases in mutual funds as a result of the shift towards higher-return investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment increased to 3.7% as of September 30, 2025 from 3.1% as of December 31, 2024, mainly as a result of the increase in the balance of non-performing retail loans (mainly credit card and consumer loans) and, to a lesser extent, in the balance of non-performing wholesale loans, due, in part, to higher impairment requirements and the increase in consumer, credit card and wholesale loans, partially offset by the sale of non-performing loan portfolios and certain recoveries from the wholesale loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 78% as of September 30, 2025 from 96% as of December 31, 2024, mainly due to new Stage 3 entries.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of September 30, 2025, the Argentine peso and the Peruvian sol depreciated against the euro by 31.9% and 4.5% respectively, compared to December 31, 2024, while the Colombian peso remained practically unchanged. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of September 30, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of September 30, 2025 and December 31, 2024, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits as of September 30, 2025 amounted to €7,393 million, a 17.0% decrease compared with the €8,906 million recorded as of December 31, 2024, mainly driven by the credit gap widening in Colombia and Peru and the depreciation of the Argentine peso and the Peruvian sol against the euro, partially offset by the increase in deposits in Argentina.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2025 amounted to €10,528 million, a 3.3% decrease compared with the €10,884 million recorded as of December 31, 2024, mainly due to the depreciation of the Argentine peso and the Peruvian sol against the euro, partially offset by the increase in derivatives in Colombia and the increase in debt securities in Argentina.
Financial assets at amortized cost of this operating segment as of September 30, 2025 amounted to €51,598 million, a 3.2% increase compared with the €49,983 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of September 30, 2025 amounted to €47,804 million, a 2.0% increase compared with the €46,846 million recorded as of December 31, 2024, mainly as a result of increases in corporate loans in Argentina and Colombia and increases in household loans in Argentina, partially offset by the depreciation of the Argentine peso and the Peruvian sol against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2025 amounted to €2,649 million, a 28.6% increase compared with the €2,060 million recorded as of December 31, 2024, mainly due to increases in derivatives in Colombia and Peru.
Customer deposits at amortized cost of this operating segment as of September 30, 2025 amounted to €50,438 million, a 0.6% decrease compared with the €50,738 million recorded as of December 31, 2024, mainly as a result of the depreciation of the Argentine peso and the Peruvian sol against the euro, partially offset by an increase in time and demand deposits in Argentina.

Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios, in Argentina, Colombia and Peru) as of September 30, 2025 amounted to €8,406 million, a 5.9% increase compared with the €7,936 million as of December 31, 2024, mainly due to increases in mutual funds in Argentina and Peru as a result of the shift towards higher-return investments, partially offset by the depreciation of the Argentine peso and the Peruvian sol against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 4.1% as of September 30, 2025 from 4.5% as of December 31, 2024, mainly as a result of the decrease in non-performing loans in the retail portfolios in Peru and Colombia. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 93% as of September 30, 2025, from 88% as of December 31, 2024 as a result of the abovementioned decreases in non-performing loans in the retail portfolios in Peru and Colombia, and increases in the coverage ratio of Stage 1 and Stage 2 loans.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia, as well as the Group's digital banks in Italy and Germany.
The U.S. dollar depreciated 11.5% against the euro as of September 30, 2025 compared to December 31, 2024, adversely affecting the business activity of the Rest of Business operating segment as of September 30, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of September 30, 2025 amounted to €9,152 million, a 9.6% increase compared with the €8,348 million recorded as of December 31, 2024, mainly driven by the increase in cash balances held at central banks through repurchase agreements within this operating segment, in particular, at the Federal Reserve System (“Fed”), due in part to the shift towards liquid trading assets, which typically offer higher short-term yields and, to a lesser extent increases in other demand deposits, partially offset by the depreciation of the U.S. dollar against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2025 amounted to €2,043 million, a 25.6% increase compared with the €1,627 million recorded as of December 31, 2024, mainly due to the increase in loans and advances for investment purposes in Europe, partially offset by the depreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2025 amounted to €64,723 million, a 15.6% increase compared with the €56,013 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of September 30, 2025 amounted to €58,308 million, a 15.7% increase compared with the €50,392 million recorded as of December 31, 2024, mainly due to increased wholesale loans in the branches located in New York, Europe and Asia, partially offset by the depreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2025 amounted to €788 million, a 22.7% increase compared with the €642 million recorded as of December 31, 2024, mainly due to the increase in deposits (through repurchase agreements) in BBVA Securities Inc., our broker-dealer in the United States, and in the value of derivatives in the New York branch and the branches located in Asia, partially offset by the depreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of September 30, 2025 amounted to €35,178 million, a 28.2% increase compared with the €27,432 million recorded as of December 31, 2024, mainly as a result of the growth in time deposits in the branches located in Europe and the increase in wholesale demand deposits in Europe and Asia, partially offset by the depreciation of the U.S. dollar against the euro and the decrease in wholesale time deposits in the New York branch.
Off-balance sheet funds of this operating segment (which consists of “Pension funds”, including customers’ portfolios) as of September 30, 2025 amounted to €687 million, a 6.5% increase compared with the €645 million recorded as of December 31, 2024 due to increases in the balance of pension funds, as declining interest rates reduced deposit yields and boosted the performance of fixed-income and equity funds.

The non-performing loan ratio (as defined herein) of this operating segment decreased to 0.2% as of September 30, 2025 from 0.3% as of December 31, 2024, mainly due to the decrease in non-performing loans due to recoveries and charge offs. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 136% as of September 30, 2025, from 102% as of December 31, 2024.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2024 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that affect the comparability of the Group’s results of operations for the nine months ended September 30, 2025 and 2024, and the Group’s financial condition as of September 30, 2025 and December 31, 2024, respectively.
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the nine months ended September 30, 2025 and September 30, 2024, and as period-end exchange rates as of September 30, 2025 and as of December 31, 2024 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024	As of September 30, 2025	As of December 31, 2024
Mexican peso	21.7995	19.2823	21.5314	21.5504
Turkish lira			48.8227	36.7372
U.S. dollar	1.1190	1.0870	1.1741	1.0389
Argentine peso			1,574.4681	1,072.6642
Colombian peso	4,618.3671	4,326.9325	4,580.5046	4,580.6659
Peruvian sol	4.0538	4.0715	4.0847	3.9027

(1)The period-end exchange rate as of September 30, 2024 of the Turkish lira and the Argentine peso against the euro was 38.2693 and 1,086.6651, respectively.
During the nine months ended September 30, 2025, the Mexican peso, the Colombian peso and, to a lesser extent, the U.S. dollar depreciated against the euro in average terms compared with the same period of the prior year. On the other hand, during the nine months ended September 30, 2025, the Peruvian sol appreciated slightly against the euro in average terms compared with the same period of the prior year.
In terms of period-end exchange rates, the Argentine peso, the Turkish lira and, to a lesser extent, the U.S. dollar and the Peruvian sol depreciated against the euro compared with the exchange rates as of December 31, 2024. On the other hand, the Colombian peso and the Mexican peso remained practically unchanged against the euro compared with the exchange rates as of December 31, 2024.
The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Argentine peso and the Turkish lira used to convert income statement items pursuant to IAS 21, and the depreciation of the Mexican peso) and balance sheet (mainly due to the depreciation of the Argentine peso and the Turkish lira).
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.
Macroeconomic and geopolitical conditions
The Group is vulnerable to deteriorating economic conditions and changes in the institutional environment in the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is facing significant changes, due in part to the policies of the U.S. administration. Uncertainty about the consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.
The increase in U.S. tariffs on imports from its trading partners has triggered financial market volatility, reinforcing global-wide risks. The level and duration of these tariffs, and uncertainty in connection therewith, could negatively impact the global economy, worsening the prospects for the macroeconomic environment. As a result of the tariffs already adopted or announced, global growth could slow significantly.
While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial volatility, among other factors.
Increased tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and constrain the Federal Reserve’s and ECB’s ability to lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows in the United States could also affect the labor market, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns that the Federal Reserve’s independence in decision-making may be weakened by political considerations.
Amid heightened uncertainty over U.S. policies and large fiscal deficits, the U.S. risk premium has increased, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high public debt levels in both developed and emerging economies. The relatively high valuations of assets linked to artificial intelligence also represent a source of uncertainty, with potential implications in the financial markets.
Rising trade protectionism and the growing U.S.-China rivalry could further heighten geopolitical tensions, especially against the backdrop of ongoing conflicts in Ukraine and in the Middle East. In response to these risks and the changes in the foreign policy of the U.S. administration, the European Union has adopted measures to increase military spending, which could support growth, while also adding to upward pressures on inflation and interest rates in the region.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.

The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: changes in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic conditions may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional and institutional reforms, and the policies of the U.S. administration have already adversely affected the country’s economy and deteriorated its prospects. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions and the geopolitical situation in the Middle East could also trigger new episodes of financial volatility and macroeconomic risks. In Argentina, despite the improvement in prospects following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists amid heightened political uncertainty. Lastly, in Colombia and Peru, climate-related factors, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.

BBVA Group results of operations for the nine months ended September 30, 2025 compared with the nine months ended September 30, 2024
The table below shows the Group’s unaudited condensed interim consolidated income statements for the nine months ended September 30, 2025 and 2024.

	For the nine months ended September 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Interest and other income	43,231	45,156	(4.3)
Interest expense	(23,985)	(26,296)	(8.8)
Net interest income	19,246	18,861	2.0
Dividend income	79	77	3.4
Share of profit or loss of entities accounted for using the equity method	42	31	35.5
Fee and commission income	10,022	9,262	8.2
Fee and commission expense	(3,951)	(3,508)	12.6
Net gains (losses) on financial assets and liabilities (1)	2,199	2,417	(9.0)
Exchange differences, net	(237)	513	n.m. (2)
Other operating income	497	447	11.2
Other operating expense	(1,907)	(3,046)	(37.4)
Income on insurance and reinsurance contracts	2,835	2,687	5.5
Expense on insurance and reinsurance contracts	(1,689)	(1,579)	7.0
Gross income	27,136	26,161	3.7
Administration costs	(9,232)	(9,064)	1.9
Personnel expense	(5,592)	(5,443)	2.7
Other administrative expense	(3,640)	(3,621)	0.5
Depreciation and amortization	(1,128)	(1,125)	0.2
Net margin before provisions (3)	16,776	15,972	5.0
Provisions or reversal of provisions	(233)	(99)	135.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,328)	(4,279)	1.1
Impairment or reversal of impairment on non-financial assets	(5)	21	n.m. (2)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	37	58	(35.6)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	45	(25)	n.m. (2)
Operating profit / (loss) before tax	12,292	11,647	5.5
Tax expense or income related to profit or loss from continuing operations	(3,832)	(3,659)	4.7
Profit / (loss)	8,461	7,987	5.9
Profit / (loss) attributable to parent company	7,978	7,622	4.7
Profit / (loss) attributable to non-controlling interests	483	366	32.1
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our unaudited condensed interim consolidated income statements for the nine months ended September 30, 2025 compared with the same period of 2024 were as follows:
Net interest income
Net interest income for the nine months ended September 30, 2025 amounted to €19,246 million, a 2.0% increase compared with the €18,861 million recorded for the nine months ended September 30, 2024, mainly as a result of the higher volume of Turkish lira-denominated loans supported by the lessening of the loan reserve requirements in Turkey, increases in the volume of the mortgage and consumer loan portfolios in Mexico and, to a lesser extent, the higher contribution from the securities portfolio in Spain, partially offset by the lower yield and volume in the public sector loan portfolio in South America, the lower yield in the securities portfolio in Argentina and the depreciation against the euro, in average terms, of the currencies of the main countries where the Group operates, except for the Peruvian sol.

Fee and commission income
Fee and commission income increased by 8.2% to €10,022 million for the nine months ended September 30, 2025 from the €9,262 million recorded for the nine months ended September 30, 2024, primarily due to the increase in payment systems fees (fees related to credit and debit cards, monetary transactions, including traditional transfers and mobile payments, and points of sale (POS)) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT, the increase in the volume of asset management activities in Mexico, Europe and Spain, and increased investment banking activity in the New York branch and Europe, partially offset by the depreciation against the euro, in average terms, of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Fee and commission expense
Fee and commission expense increased by 12.6% to €3,951 million for the nine months ended September 30, 2025 from the €3,508 million recorded for the nine months ended September 30, 2024, primarily due to the increase in fees paid by the Group to third parties in connection with the increase in payment systems fees in Turkey and, to a lesser extent, higher fees from payment systems in Mexico and those resulting from an increase in asset management activities in Spain, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities decreased by 9.0% to €2,199 million for the nine months ended September 30, 2025 compared to the net gain of €2,417 million recorded for the nine months ended September 30, 2024, mainly due to the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol, the lower gains from the Global Markets unit in Spain, the lower gains from the ALCO portfolio in Argentina (due to increased volatility in the financial markets) and in the Corporate Center, partially offset by the sale of certain securities portfolios in Turkey and the higher gains from the Global Markets units in Colombia and Argentina.
Exchange differences, net
Exchange differences amounted to a €237 million loss for the nine months ended September 30, 2025 compared with a €513 million gain for the nine months ended September 30, 2024 mainly driven by negative exchange differences in Turkey and the Corporate Center.
Other operating income and other operating expense
Other operating income for the nine months ended September 30, 2025 increased by 11.2% to €497 million from €447 million recorded for the nine months ended September 30, 2024 mainly due to higher sales of non-financial assets in Turkey, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Other operating expense for the nine months ended September 30, 2025 amounted to €1,907 million, a 37.4% decrease compared with the €3,046 million recorded for the nine months ended September 30, 2024, mainly driven by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €277 million in the nine months ended September 30, 2025, compared to the €1,178 million monetary loss recorded for the nine months ended September 30, 2024, the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey (€747 million and €1,179 million in the nine months ended September 30, 2025 and 2024, respectively) and, to a lesser extent, the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol. In addition, the period-on-period decrease was driven in part by the fact that the other operating expense for the nine months ended September 30, 2024 included the impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the nine-month period expense related to the Interest Margin and Commission Tax was recorded under “Tax expense or income related to profit or loss from continuing operations” for the nine months ended September 30, 2025. The period-on-period decrease was partially offset by the lower positive impact of the revaluation of bonds linked to inflation in the period (€585 million and €916 million, respectively, in the nine months ended September 30, 2025 and 2024) in Turkey.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the nine months ended September 30, 2025 was €2,835 million, a 5.5% increase compared with the €2,687 million recorded for the nine months ended September 30, 2024, mainly due to the increase in insurance premiums, attributable in part to the increase in insurance premiums in Mexico and Turkey, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.

Expense on insurance and reinsurance contracts for the nine months ended September 30, 2025 was €1,689 million, a 7.0% increase compared with the €1,579 million expense recorded for the nine months ended September 30, 2024, mainly as a result of increased insurance sales, in particular, in Mexico and Turkey.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the nine months ended September 30, 2025 amounted to €9,232 million, a 1.9% increase compared with the €9,064 million recorded for the nine months ended September 30, 2024, mainly as a result of the increase in the number of employees, salary updates and the increase in general expenses (technology and marketing) in Turkey and, to a lesser extent, Mexico and Argentina, and increases in personnel expenses in the branches located in New York and Europe due to new hires and investment in strategic projects, partially offset by the lower expense corresponding to the value added tax in Banco Bilbao Vizcaya Argentaria, S.A. (the parent company of the Group), following the upward re-estimation of such tax, applied pro-rata in previous periods and in 2025 (see Note 35.2 to the Unaudited Condensed Interim Consolidated Financial Statements) and the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2025 was €1,128 million, a 0.2% increase compared with the €1,125 million recorded for the nine months ended September 30, 2024.
Provisions or reversal of provisions
Provisions or reversal of provisions for the nine months ended September 30, 2025 amounted to an expense of €233 million compared with the €99 million expense recorded for the nine months ended September 30, 2024, mainly due to higher provisions for contingent risks in Turkey.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the nine months ended September 30, 2025 was an expense of €4,328 million, a 1.1% increase compared with the €4,279 million expense recorded for the nine months ended September 30, 2024 mainly due to the increase in the expected losses related to the retail portfolio (mainly related to consumer and credit card loans) in Turkey (which volumes increased and also required higher credit impairments) and higher credit impairment requirements in the retail loan portfolios in Mexico (as a result of the worsening of the macroeconomic scenario) and Argentina (in particular, related to consumer and credit card loans, as a result in part of the greater credit activity (as we increased private lending as a result of lower government borrowings)), partially offset by lower credit impairment requirements in the retail loan portfolios in Colombia and Peru and, to a lesser extent, in the corporate loan portfolio in Turkey, and the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the nine months ended September 30, 2025 amounted to €12,292 million, a 5.5% increase compared with the €11,647 million recorded for the nine months ended September 30, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the nine months ended September 30, 2025 amounted to €3,832 million, a 4.7% increase compared with the €3,659 million expense recorded for the nine months ended September 30, 2024, mainly due to the higher operating profit before tax in Spain and, to a lesser extent, South America and Turkey, and the approximately €224 million expense recorded in connection with the nine-month accrual of the estimated amount of the Interest Margin and Commission Tax for the nine months ended September 30, 2025 in Spain (see Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain” in our 2024 Form 20-F). The period-on-period increase was partially offset by an adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded and were first recognized in the nine months ended September 30, 2025 (see Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements), and the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.

Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments and the Interest Margin and Commission Tax in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the nine months ended September 30, 2025 amounted to €8,461 million, a 5.9% increase from the €7,987 million recorded for the nine months ended September 30, 2024.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the nine months ended September 30, 2025 amounted to €7,978 million, a 4.7% increase from the €7,622 million recorded for the nine months ended September 30, 2024.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the nine months ended September 30, 2025 increased by 32.1% to €483 million, from the €366 million profit attributable to non-controlling interests recorded for the nine months ended September 30, 2024 as a result, in part, of the increase in profit in Peru and Turkey.

Results of operations by operating segment for the nine months ended September 30, 2025 compared with the nine months ended September 30, 2024
The information contained in this section is presented under management criteria; however, for the nine months ended September 30, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. The tables set forth below show the income statement of our operating segments, the Corporate Center and the Group for the periods indicated.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, including certain recent intra-group adjustments, see “Presentation of Financial Information—Changes in Intra-Group Adjustments”.

	For the nine months ended September 30, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	4,905	8,393	2,137	3,537	596	(323)	19,246
Net fees and commissions	1,743	1,730	1,602	655	428	(87)	6,071
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	536	570	340	433	269	(186)	1,962
Other operating income and expense, net (2)	289	430	(303)	(625)	4	62	(143)
Gross income	7,473	11,124	3,776	4,001	1,296	(534)	27,136
Administration costs	(2,135)	(3,063)	(1,475)	(1,602)	(596)	(362)	(9,232)
Depreciation and amortization	(285)	(326)	(176)	(154)	(28)	(159)	(1,128)
Net margin before provisions (3)	5,053	7,735	2,125	2,245	672	(1,055)	16,776
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(478)	(2,279)	(667)	(857)	(47)	(1)	(4,328)
Provisions or reversal of provisions and other results	(53)	(69)	(13)	(34)	(11)	25	(155)
Operating profit / (loss) before tax	4,522	5,387	1,445	1,354	615	(1,031)	12,292
Tax expense or income related to profit or loss from continuing operations	(1,381)	(1,511)	(674)	(417)	(134)	285	(3,832)
Profit / (loss)	3,141	3,876	771	937	481	(746)	8,461
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(123)	(353)	—	(5)	(483)
Profit / (loss) attributable to parent company	3,139	3,875	648	585	481	(750)	7,978
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the nine months ended September 30, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	4,794	8,762	925	4,178	522	(321)	18,861
Net fees and commissions	1,673	1,846	1,404	610	281	(60)	5,754
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	604	606	836	548	252	83	2,930
Other operating income and expense, net (2)	(6)	427	(328)	(1,471)	1	(6)	(1,383)
Gross income	7,065	11,641	2,838	3,865	1,058	(304)	26,161
Administration costs	(2,186)	(3,116)	(1,232)	(1,650)	(476)	(403)	(9,064)
Depreciation and amortization	(272)	(365)	(148)	(159)	(22)	(160)	(1,125)
Net margin before provisions (3)	4,606	8,160	1,458	2,056	560	(867)	15,972
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(506)	(2,356)	(333)	(1,049)	(36)	1	(4,279)
Provisions or reversal of provisions and other results	(89)	(39)	98	(63)	(3)	50	(46)
Operating profit / (loss) before tax	4,011	5,765	1,223	943	520	(816)	11,647
Tax expense or income related to profit or loss from continuing operations	(1,168)	(1,571)	(709)	(189)	(112)	89	(3,659)
Profit / (loss) from continuing operations	2,843	4,194	515	754	409	(727)	7,987
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	2,843	4,194	515	754	409	(727)	7,987
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(81)	(283)	—	1	(366)
Profit / (loss) attributable to parent company	2,841	4,193	433	471	409	(726)	7,622
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the nine months ended September 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	4,905	4,794	2.3
Net fees and commissions	1,743	1,673	4.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	536	604	(11.2)
Other operating income and expense, net	(10)	(294)	(96.6)
Income and expense on insurance and reinsurance contracts	299	288	3.7
Gross income	7,473	7,065	5.8
Administration costs	(2,135)	(2,186)	(2.3)
Depreciation and amortization	(285)	(272)	4.8
Net margin before provisions (2)	5,053	4,606	9.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(478)	(506)	(5.7)
Provisions or reversal of provisions and other results	(53)	(89)	(40.6)
Operating profit / (loss) before tax	4,522	4,011	12.7
Tax expense or income related to profit or loss from continuing operations	(1,381)	(1,168)	18.3
Profit	3,141	2,843	10.5
Profit attributable to non-controlling interests	(2)	(2)	—
Profit attributable to parent company	3,139	2,841	10.5
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2025 amounted to €4,905 million, a 2.3% increase compared with the €4,794 million recorded for the nine months ended September 30, 2024, mainly as a result of the higher contribution from the securities portfolio and, to a lesser extent, the ALCO portfolio, and the lower funding costs in the wholesale portfolios, partially offset by the impact of interest rates cuts implemented by the ECB since the second half of 2024 on the consumer and household loan portfolios, which are mostly referenced to variable interest rates. The net interest margin over average total assets of this operating segment amounted to 1.51% for the nine months ended September 30, 2025, compared with 1.47% for the nine months ended September 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2025 amounted to €1,743 million, a 4.2% increase compared with the €1,673 million recorded for the nine months ended September 30, 2024, mainly due to the increase in the volume of asset management activities and, to a lesser extent, increases in the volume of credit card loans.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2025 was a net gain of €536 million, an 11.2% decrease compared with the €604 million net gain recorded for the nine months ended September 30, 2024, mainly due to the lower gains from the Global Markets unit.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2025 amounted to a €10 million expense, a 96.6% decrease compared with the €294 million expense recorded for the nine months ended September 30, 2024. Other operating expense for the nine months ended September 30, 2024 included the impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the nine-month period accrual of the Interest Margin and Commission Tax was recorded under “Tax expense or income related to profit or loss from continuing operations” for the nine months ended September 30, 2025.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2025 was €299 million, a 3.7% increase compared with the €288 million income recorded for the nine months ended September 30, 2024.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2025 amounted to €2,135 million, a 2.3% decrease compared with the €2,186 million recorded for the nine months ended September 30, 2024, mainly as a result of the lower expense corresponding to the value added tax in Banco Bilbao Vizcaya Argentaria, S.A., following the upward re-estimation of such tax, applied pro-rata in previous periods and in 2025 (see Note 35.2 to the Unaudited Condensed Interim Consolidated Financial Statements).
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2025 was €285 million, a 4.8% increase compared with the €272 million recorded for the nine months ended September 30, 2024.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2025 amounted to a €478 million expense, a 5.7% decrease compared with the €506 million expense recorded for the nine months ended September 30, 2024, mainly due to lower credit impairment requirements in the retail loan portfolio, in particular, in the mortgage portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2025 was a €53 million expense, a 40.6% decrease compared with the €89 million expense recorded for the nine months ended September 30, 2024, mainly due to the reversal of provisions related to contingent risks and the reversal of impairment on non-financial assets recorded under other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2025 was €4,522 million, a 12.7% increase compared with the €4,011 million profit recorded for the nine months ended September 30, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2025 was an expense of €1,381 million, an 18.3% increase compared with the €1,168 million expense recorded for the nine months ended September 30, 2024, as a result of the approximately €224 million expense recorded in connection with the nine-month accrual of the estimated amount of the Interest Margin and Commission Tax (of which, approximately €75 million was accrued in the third quarter of 2025), for the nine months ended September 30, 2025 (see Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain” in our 2024 Form 20-F), and the higher operating profit before tax recorded for the nine months ended September 30, 2025.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2025 amounted to €3,139 million, a 10.5% increase compared with the €2,841 million profit recorded for the nine months ended September 30, 2024.

MEXICO

	For the nine months ended September 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	8,393	8,762	(4.2)
Net fees and commissions	1,730	1,846	(6.3)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	570	606	(5.9)
Other operating income and expense, net	(268)	(260)	3.1
Income and expense on insurance and reinsurance contracts	698	686	1.7
Gross income	11,124	11,641	(4.4)
Administration costs	(3,063)	(3,116)	(1.7)
Depreciation and amortization	(326)	(365)	(10.7)
Net margin before provisions (2)	7,735	8,160	(5.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,279)	(2,356)	(3.3)
Provisions or reversal of provisions and other results	(69)	(39)	78.9
Operating profit / (loss) before tax	5,387	5,765	(6.6)
Tax expense or income related to profit or loss from continuing operations	(1,511)	(1,571)	(3.8)
Profit	3,876	4,194	(7.6)
Profit attributable to non-controlling interests	(1)	(1)	—
Profit attributable to parent company	3,875	4,193	(7.6)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2025, the Mexican peso depreciated by 11.5% against the euro in average terms compared with the nine months ended September 30, 2024, adversely affecting the results of operations of the Mexico operating segment for the nine months ended September 30, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2025 amounted to €8,393 million, a 4.2% decrease compared with the €8,762 million recorded for the nine months ended September 30, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by increases in the volume of the mortgage and consumer loan portfolios and lower wholesale funding costs. At constant exchange rates, there was an 8.3% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.72% for the nine months ended September 30, 2025, compared with 6.74% for the nine months ended September 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2025 amounted to €1,730 million, a 6.3% decrease compared with the €1,846 million recorded for the nine months ended September 30, 2024, mainly due to the depreciation of the Mexican peso against the euro, partially offset by the fees resulting from an increase in asset management activity. At constant exchange rates, there was a 6.0% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2025 were €570 million, a 5.9% decrease compared with the €606 million gain recorded for the nine months ended September 30, 2024, mainly as a result of the depreciation of the Mexican peso against the euro and the lower gains of the Global Markets unit, partially offset by the higher trading gains from the ALCO portfolio, resulting from the repurchase of bonds. At constant exchange rates, there was a 6.3% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2025 was an expense of €268 million, a 3.1% increase compared with the €260 million expense recorded for the nine months ended September 30, 2024, mainly as a result of the higher contributions made to the Deposit Guarantee Fund, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 16.5% increase in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2025 was €698 million, a 1.7% increase compared with the €686 million income recorded for the nine months ended September 30, 2024, mainly due to the increase in insurance premiums, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 15.0% increase in income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2025 were €3,063 million, a 1.7% decrease compared with the €3,116 million recorded for the nine months ended September 30, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by the higher salaries and the higher general expenses related mainly to IT. At constant exchange rates, there was an 11.1% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2025 was €326 million, a 10.7% decrease compared with the €365 million recorded for the nine months ended September 30, 2024, mainly due to the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 0.9% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2025 was a €2,279 million expense, a 3.3% decrease compared with the €2,356 million expense recorded for the nine months ended September 30, 2024, mainly due to the depreciation of the Mexican peso against the euro, partially offset by higher credit impairment requirements, in particular, in the retail portfolio as a result of the worsening of the macroeconomic scenario in Mexico (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions”), as well as higher credit impairment requirements related to increases in the volume of mortgage and consumer loans, driven by the increase in the volume of such loans. At constant exchange rates, there was a 9.4% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2025 were a €69 million expense, a 78.9% increase compared with the €39 million expense recorded for the nine months ended September 30, 2024, mainly due to the higher provisions related to contingent and legal risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2025 was €5,387 million, a 6.6% decrease compared with the €5,765 million recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 5.6% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2025 was €1,511 million, a 3.8% decrease compared with the €1,571 million expense recorded for the nine months ended September 30, 2024, mainly as a result of the lower operating profit before tax. At constant exchange rates, there was an 8.7% increase in tax expense related to profit from continuing operations.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2025 amounted to €3,875 million, a 7.6% decrease compared with the €4,193 million recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 4.5% increase in profit attributable to parent company.

TURKEY

	For the nine months ended September 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	2,137	925	131.0
Net fees and commissions	1,602	1,404	14.1
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	340	836	(59.4)
Other operating income and expense, net	(374)	(368)	1.8
Income and expense on insurance and reinsurance contracts	71	40	78.6
Gross income	3,776	2,838	33.1
Administration costs	(1,475)	(1,232)	19.7
Depreciation and amortization	(176)	(148)	19.1
Net margin before provisions (2)	2,125	1,458	45.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(667)	(333)	100.6
Provisions or reversal of provisions and other results	(13)	98	n.m. (3)
Operating profit / (loss) before tax	1,445	1,223	18.1
Tax expense or income related to profit or loss from continuing operations	(674)	(709)	(4.9)
Profit	771	515	49.8
Profit attributable to non-controlling interests	(123)	(81)	50.7
Profit attributable to parent company	648	433	49.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
As of September 30, 2025, the Turkish lira depreciated by 21.6% against the euro compared to September 30, 2024, adversely affecting the results of operations of the Turkey operating segment for the nine months ended September 30, 2025 expressed in euros (as the period-end exchange rates of the Turkish lira are used to convert income statement items pursuant to IAS 21 for the nine months ended September 30, 2025 and 2024, respectively). See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2024 Form 20-F and “Other Matters—Regulatory Update for Turkey”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2025 amounted to €2,137 million compared with the €925 million recorded for the nine months ended September 30, 2024, as a result mainly of the higher volume of Turkish lira-denominated loans supported by the lessening of the loan reserve requirements by the CBRT throughout 2025, and the higher customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), partially offset by the depreciation of the Turkish lira against the euro and, to a lesser extent, the higher cost of wholesale funding. The period-on-period comparison was positively affected by changes in the reserve requirement for foreign currency deposits, which was set at 8.0% as of February 2024 and reduced in September 2024 (5.0%), November 2024 (4.0%) and June 2025 (2.5%) (see “Other Matters—Regulatory Update for Turkey”), and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds, excluding those obtained from banks abroad, regardless of their maturities. The net interest margin over average total assets of this operating segment amounted to 3.34% for the nine months ended September 30, 2025, compared with 1.69% for the nine months ended September 30, 2024.

Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2025 amounted to €1,602 million, a 14.1% increase compared with the €1,404 million recorded for the nine months ended September 30, 2024, mainly as a result of the increase in payment systems fees supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT in November 2024 and the increase in the volume of asset management activities, partially offset by the depreciation of the Turkish lira against the euro and the increase in fees paid to third parties driven by the increase in payment systems fee income. At constant exchange rates, there was a 41.6% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2025 amounted to €340 million, a 59.4% decrease compared with the €836 million gain recorded for the nine months ended September 30, 2024, mainly driven by negative exchange differences and lower gains in the trading portfolio from the Global Markets unit and, to a lesser extent, the depreciation of the Turkish lira against the euro, partially offset by the sale of certain securities portfolios. At constant exchange rates, there was a 49.7% decrease in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2025 was a €374 million net expense, a 1.8% increase compared with the €368 million net expense recorded for the nine months ended September 30, 2024. In the nine months ended September 30, 2025, other operating income and expense, net, was negatively affected by the lower positive impact of the revaluation of bonds linked to inflation in the period (€585 million and €916 million, respectively, in the nine months ended September 30, 2025 and 2024) and the depreciation of the Turkish lira against the euro, and positively affected by the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€747 million and €1,179 million in the nine months ended September 30, 2025 and 2024, respectively). At constant exchange rates, there was a 34.6% decrease in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2025 was €71 million, a 78.6% increase compared with the €40 million income recorded for the nine months ended September 30, 2024, mainly due to the increase in insurance premiums, partially offset by the depreciation of the Turkish lira against the euro.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2025 amounted to €1,475 million, a 19.7% increase compared with the €1,232 million recorded for the nine months ended September 30, 2024, mainly as a result of the increase in the number of employees, salary updates and the increase in general expenses (technology and marketing) driven to a great extent by the high average inflation rates, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 48.3% increase in administration costs, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2025 was €176 million, a 19.1% increase compared with the €148 million recorded for the nine months ended September 30, 2024, mainly due to increases in the depreciation expense related to IT equipment, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 32.5% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2025 was a €667 million expense compared with the €333 million expense recorded for the nine months ended September 30, 2024, mainly as a result of the increase in the expected losses related to the retail portfolio (mainly related to consumer and credit card loans) (which volumes increased and also required higher credit impairments), partially offset by lower expected losses in the corporate loan portfolio and the depreciation of the Turkish lira against the euro.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2025 were a €13 million expense compared with the €98 million income recorded for the nine months ended September 30, 2024, mainly due to higher provisions for contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2025 was €1,445 million, an 18.1% increase compared with the €1,223 million recorded for the nine months ended September 30, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2025 was €674 million, a 4.9% decrease compared with the €709 million expense recorded for the nine months ended September 30, 2024. The tax expense for the nine months ended September 30, 2025 was lower than for the nine months ended September 30, 2024, notwithstanding the period-on-period increase in operating profit before tax, mainly as a result of the application of hyperinflationary accounting in assessing the tax burden in Turkey (with lower inflation and lower loss from the net monetary position, the effective tax rate is also lower). At constant exchange rates, there was a 19.2% increase in tax expense related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the nine months ended September 30, 2025 amounted to €123 million, a 50.7% increase compared with the €81 million recorded for the nine months ended September 30, 2024.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2025 amounted to €648 million, a 49.6% increase compared with the €433 million recorded for the nine months ended September 30, 2024.

SOUTH AMERICA

	For the nine months ended September 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	3,537	4,178	(15.3)
Net fees and commissions	655	610	7.5
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	433	548	(20.9)
Other operating income and expense, net	(708)	(1,561)	(54.6)
Income and expense on insurance and reinsurance contracts	83	89	(7.3)
Gross income	4,001	3,865	3.5
Administration costs	(1,602)	(1,650)	(2.9)
Depreciation and amortization	(154)	(159)	(3.0)
Net margin before provisions (2)	2,245	2,056	9.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(857)	(1,049)	(18.3)
Provisions or reversal of provisions and other results	(34)	(63)	(46.9)
Operating profit / (loss) before tax	1,354	943	43.6
Tax expense or income related to profit or loss from continuing operations	(417)	(189)	120.5
Profit	937	754	24.3
Profit attributable to non-controlling interests	(353)	(283)	24.7
Profit attributable to parent company	585	471	24.1
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2025, the Argentine peso depreciated by 31.0% against the euro (considering the period-end exchange rates used to convert income statement items for the nine months ended September 30, 2025 and 2024, respectively, pursuant to IAS 21) and the Colombian peso depreciated by 6.3% against the euro in average terms compared with the nine months ended September 30, 2024. On the other hand, the Peruvian sol slightly appreciated by 0.4% against the euro in average terms compared with the nine months ended September 30, 2024. Overall, changes in exchange rates adversely affected the results of operations of the South America operating segment for the nine months ended September 30, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the nine months ended September 30, 2025 and 2024, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2025 amounted to €3,537 million, a 15.3% decrease compared with the €4,178 million recorded for the nine months ended September 30, 2024, mainly as a result of the lower yield and volume in the public sector loan portfolio, particularly in Argentina, driven in part, with respect to the yield, by the decline in the monetary policy rate in Argentina, the lower yield in the securities portfolio and the depreciation of the Argentine peso against the euro, partially offset by increases in the volume of the commercial and the consumer loan portfolios in Argentina. At constant exchange rates, there was a 1.9% decrease in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.52% for the nine months ended September 30, 2025, compared with 8.29% for the nine months ended September 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2025 amounted to €655 million income, a 7.5% increase compared with the €610 million income recorded for the nine months ended September 30, 2024, mainly due to increases in payment systems fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was an 18.9% increase in net fees and commissions.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2025 were €433 million, a 20.9% decrease compared with the €548 million gain recorded for the nine months ended September 30, 2024, mainly due to the lower gains from the ALCO portfolio in Argentina (due to increased volatility in the financial markets) and, to a lesser extent, the depreciation of the Argentine peso against the euro, partially offset by the higher gains from the Global Markets unit in Colombia and Argentina. At constant exchange rates, there was an 11.6% decrease in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2025 was a €708 million expense, a 54.6% decrease compared with the €1,561 million expense recorded for the nine months ended September 30, 2024, mainly driven by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €277 million in the nine months ended September 30, 2025, compared to the €1,178 million monetary loss recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 52.5% decrease in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2025 was €83 million, a 7.3% decrease compared with the €89 million net income recorded for the nine months ended September 30, 2024, mainly as a result of the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 3.6% increase in net income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2025 amounted to €1,602 million, a 2.9% decrease compared with the €1,650 million recorded for the nine months ended September 30, 2024, mainly as a result of the depreciation of the Argentine peso against the euro, partially offset by increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses in Argentina. At constant exchange rates, there was a 9.8% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2025 was a €154 million expense, a 3.0% decrease compared with the €159 million expense recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 0.5% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2025 was a €857 million expense, an 18.3% decrease compared with the €1,049 million expense recorded for the nine months ended September 30, 2024, mainly as a result of lower credit impairment requirements in the retail loan portfolios in Colombia and Peru and the depreciation of the Argentine peso against the euro, partially offset by higher credit impairments in the retail loan portfolio in Argentina, in particular, related to consumer and credit card loans, as a result in part of the greater credit activity (as we increased private lending as a result of lower government borrowings). At constant exchange rates, there was a 12.0% decrease in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2025 were a €34 million expense, a 46.9% decrease compared with the €63 million expense recorded for the nine months ended September 30, 2024, attributable mainly to the lower provisions for tax contingencies in Peru and Argentina. At constant exchange rates, there was a 41.3% decrease in provisions and other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2025 was €1,354 million, a 43.6% increase compared with the €943 million profit recorded for the nine months ended September 30, 2024.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2025 was €417 million compared with the €189 million expense recorded for the nine months ended September 30, 2024, mainly as a result of the higher operating profit before tax.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the nine months ended September 30, 2025 amounted to €353 million, a 24.7% increase compared with the €283 million recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 68.0% increase in profit attributable to non-controlling interests.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2025 amounted to €585 million, a 24.1% increase compared with the €471 million recorded for the nine months ended September 30, 2024. At constant exchange rates, there was an 84.2% increase in profit attributable to parent company.

REST OF BUSINESS

	For the nine months ended September 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	596	522	14.1
Net fees and commissions	428	281	52.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	269	252	6.4
Other operating income and expense, net	2	—	n.m. (2)
Income and expense on insurance and reinsurance contracts	2	2	—
Gross income	1,296	1,058	22.6
Administration costs	(596)	(476)	25.2
Depreciation and amortization	(28)	(22)	27.5
Net margin before provisions (3)	672	560	20.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(47)	(36)	28.1
Provisions or reversal of provisions and other results	(11)	(3)	n.m. (2)
Operating profit / (loss) before tax	615	520	18.1
Tax expense or income related to profit or loss from continuing operations	(134)	(112)	19.7
Profit	481	409	17.6
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	481	409	17.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2025, the U.S. dollar depreciated by 2.9% against the euro in average terms compared with the nine months ended September 30, 2024, adversely affecting the results of operations of the Rest of Business operating segment for the nine months ended September 30, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2025 amounted to €596 million, a 14.1% increase compared with the €522 million recorded for the nine months ended September 30, 2024, mainly due to the increase in the corporate and investment banking activity of the New York branch, supported by the increase in loan activity, in particular, in the wholesale portfolio, and careful price management, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 15.7% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 1.16% for the nine months ended September 30, 2025, compared with 1.17% for the nine months ended September 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2025 amounted to €428 million, a 52.0% increase compared with the €281 million recorded for the nine months ended September 30, 2024 mainly due to increased investment banking activity in the New York branch and Europe and higher commissions charged to transactional banking clients, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 53.9% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2025 were €269 million, a 6.4% increase compared with the €252 million net gain recorded for the nine months ended September 30, 2024, mainly due to the higher positive exchange differences in Asia and the higher trading gains in the New York branch and in BBVA Securities Inc. mainly related to equity brokerage activity, partially offset by the depreciation of the U.S. dollar against the euro and lower trading gains in Asia and Europe. At constant exchange rates, there was an 8.8% increase in net gains on financial assets and liabilities and exchange differences.

Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2025 amounted to €596 million, a 25.2% increase compared with the €476 million recorded for the nine months ended September 30, 2024, mainly due to increases in personnel expenses in the branches located in New York and Europe due to new hires and investment in strategic projects, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 26.8% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2025 amounted to €28 million, a 27.5% increase compared with the €22 million recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 28.9% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2025 was a €47 million expense, a 28.1% increase compared with the €36 million expense recorded for the nine months ended September 30, 2024, mainly as a result of the higher credit impairment requirements in the corporate and investment banking loan portfolios in the United States, our broker-dealer in the United States, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 27.7% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2025 were an expense of €11 million compared with the €3 million expense recorded for the nine months ended September 30, 2024.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2025 was €615 million, an 18.1% increase compared with the €520 million recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 20.5% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2025 was €134 million, a 19.7% increase compared with the €112 million expense recorded for the nine months ended September 30, 2024, due mainly to the increase in operating profit. At constant exchange rates, there was a 22.0% increase in tax expense related to profit from continuing operations.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2025 amounted to €481 million, a 17.6% increase compared with the €409 million recorded for the nine months ended September 30, 2024. At constant exchange rates, there was a 20.0% increase in profit attributable to parent company.

CORPORATE CENTER

	For the nine months ended September 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(323)	(321)	0.5
Net fees and commissions	(87)	(60)	44.4
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(186)	83	n.m. (2)
Other operating income and expense, net	61	(5)	n.m. (2)
Income and expense on insurance and reinsurance contracts	2	—	n.m. (3)
Gross income	(534)	(304)	75.4
Administration costs	(362)	(403)	(10.2)
Depreciation and amortization	(159)	(160)	(0.4)
Net margin before provisions (3)	(1,055)	(867)	21.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1)	1	n.m. (3)
Provisions or reversal of provisions and other results	25	50	(49.9)
Operating profit / (loss) before tax	(1,031)	(816)	26.3
Tax expense or income related to profit or loss from continuing operations	285	89	220.6
Profit / (loss)	(746)	(727)	2.5
Profit / (loss) attributable to non-controlling interests	(5)	1	n.m. (3)
Profit / (loss) attributable to parent company	(750)	(726)	3.4
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the nine months ended September 30, 2025 was €323 million, a 0.5% increase compared with the €321 million net expense recorded for the nine months ended September 30, 2024.
Net fees and commissions
Net fees and commissions of the Corporate Center was an expense of €87 million for the nine months ended September 30, 2025, a 44.4% increase compared with the €60 million expense recorded for the nine months ended September 30, 2024 mainly as a result of the higher fees paid in connection with the debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A. (the parent company of the Group).
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the nine months ended September 30, 2025 were €186 million compared with the €83 million gains recorded for the nine months ended September 30, 2024, mainly as a result of the lower gains in the ALCO portfolio and the negative exchange differences, in particular, with respect to the Mexican peso, partially offset by higher gains in the non-trading portfolio from the revaluation of certain venture capital investments.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the nine months ended September 30, 2025 was €61 million of net income compared with the €5 million net expense recorded for the nine months ended September 30, 2024. The nine months ended September 30, 2024 were negatively affected by the expenses incurred in connection with the subscription of bonds issued by the Central Bank of Argentina.
Administration costs
Administration costs of the Corporate Center for the nine months ended September 30, 2025 amounted to €362 million, a 10.2% decrease compared with the €403 million recorded for the nine months ended September 30, 2024, mainly due to lower general expenses.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the nine months ended September 30, 2025 was €159 million, a 0.4% decrease compared with the €160 million recorded for the nine months ended September 30, 2024.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the nine months ended September 30, 2025 were €25 million of income, a 49.9% decrease compared with the €50 million of income recorded for the nine months ended September 30, 2024, mainly due to lower income from certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the nine months ended September 30, 2025 was €1,031 million, a 26.3% increase compared with the €816 million loss recorded for the nine months ended September 30, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the nine months ended September 30, 2025 amounted to €285 million compared with the €89 million income recorded for the nine months ended September 30, 2024, mainly due to the adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded and were first recognized in the current period (see Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements).
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the nine months ended September 30, 2025 was €750 million, a 3.4% increase compared with the €726 million loss recorded for the nine months ended September 30, 2024.

Capital
September 30, 2025 information presented below is based on preliminary data.
As of September 30, 2025 and December 31, 2024, own funds are calculated in accordance with the applicable regulations on minimum capital requirements for Spanish credit institutions both at an individual entity level and as a consolidated group. Such regulations establish how to calculate own funds, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2025, a CET1 capital ratio of 9.13%2 and a total capital ratio of 13.29%2. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (1.00% that must be met exclusively with CET1 capital); and (v) the capital buffer for Countercyclical Risk (0.10%2 that must be met exclusively with CET1 capital). In addition, the Systemic Risk buffer is 0.01%2.
BBVA Group’s CET1 ratio stood at 13.42% as of September 30, 2025, which represents an increase of 54 basis points compared to December 31, 2024, mainly due to the profit of the BBVA Group recorded during the nine months ended September 30, 2025, which allows the Group to continue investing in growth opportunities. The entry into force of the new Capital Requirements Regulation (Regulation (EU) 2024/1623) (“CRR III”) had no significant impact on this ratio.
Risk-weighted assets (RWA) increased in the nine months ended September 30, 2025 by approximately €807 million, mainly as a result of the increase in credit lending, mainly in Turkey, Spain and in the New York branch, partially offset by the depreciation of the Argentine peso, the Turkish lira and, to a lesser extent, the U.S. dollar and the Peruvian sol (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”).
The AT1 ratio stood at 1.39% as of September 30, 2025, a decrease of 14 basis points from December 31, 2024. During the nine months ended September 30, 2025, Banco Bilbao Vizcaya Argentaria, S.A. completed an issuance for an amount of USD 1.0 billion of contingent convertible preferred securities (CoCos), as well as the early redemption of another issuance for the same amount. The depreciation of the U.S. dollar had a negative impact on the AT1 contribution of such CoCos.
The fully-loaded Tier 2 ratio stood at 2.94% as of September 30, 2025, which represents an increase of 44 basis points compared to December 31, 2024, mainly due to the issuance of subordinated debt by Banco Bilbao Vizcaya Argentaria, S.A. in Spain, amounting to €1.0 billion, during the nine months ended September 30, 2025. In addition, issuances of subordinated debt were completed during such period in Mexico (USD 1.0 billion) and Turkey (USD 500 million).
As a result of the above, the total fully-loaded capital ratio stood at 17.75% as of September 30, 2025.
2 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of June 30, 2025.

The consolidated ratios as of September 30, 2025 and December 31, 2024 were as follows:

CAPITAL BASE (MILLIONS OF EUROS) (1)
	September 30, 2025 (2)	December 31, 2024
Common Equity Tier 1 (CET1)	53,056	50,799
Tier 1	58,541	56,822
Tier 2	11,614	9,858
Total capital (Tier 1 + Tier 2)	70,156	66,680
Risk-weighted assets	395,275	394,468
CET1 (%)	13.42	12.88
Tier 1 (%)	14.81	14.40
Tier 2 (%)	2.94	2.50
Total capital ratio (%)	17.75	16.90
(1)December 31, 2024 data and ratios are presented according to the requirements under CRR II. September 30, 2025 data and ratios have been calculated applying the regulatory changes of CRR III.
(2)Preliminary data.
As of September 30, 2025, the leverage ratio (calculated by dividing BBVA’s Tier 1 capital by its total leverage ratio exposure measure, which includes BBVA’s assets and off-balance-sheet items) stood at 6.72% compared to 6.81% as of December 31, 2024. The denominator (total leverage ratio exposure measure) increased mainly due to higher deposits with the European Central Bank and the increase in lending activity, while the numerator (Tier 1 capital) also increased, supported by the generation of results during the nine months ended September 30, 2025, which together resulted in a decrease of 9 basis points in the leverage ratio compared to December 31, 2024.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, as from June 12, 2025, an amount of own funds and eligible liabilities equal to 23.13% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group must be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement (3.66%, considering the last official update of the countercyclical capital buffer and the systemic risk buffer, calculated on the basis of exposure as of December 31, 2024, according to applicable regulations and supervisory criteria).
Additionally, BBVA is required to meet, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.59% of which 5.66% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”). The MREL in RWA and MREL in LR ratios stood at 31.31% and 11.76%, respectively, at September 30, 2025, while the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) were 26.61% and 9.99%, respectively, at such date.
Given the structure of the resolution group’s own funds and eligible liabilities, as of September 30, 2025, the Group meets the aforementioned requirements.
The September 30, 2025 ratios referred to above include the impact of the various debt issuances made by BBVA during the nine months ended September 30, 2025 with the aim of reinforcing compliance with the aforementioned requirements.
In addition, as from January 1, 2025, BBVA must maintain, at an individual entity level, a CET1 ratio of 8.01% and a total capital ratio of 12.17%. These ratios include a “Pillar 2” capital requirement at the individual entity level of 1.50%, of which at least 0.84% shall be met with CET1.
The individual ratios as of September 30, 2025 were as follows: the CET1 ratio stood at 15.70%, the Tier 1 ratio stood at 18.20%, the Tier 2 ratio stood at 3.04% and the total capital ratio stood at 21.24%. Risk-weighted assets (RWA) on an individual entity level amounted to €212,620 million as of September 30, 2025.

OTHER MATTERS
Exchange Offer regarding Banco Sabadell
On May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), the decision to launch an exchange offer (the “Exchange Offer”) for the entire share capital of Banco de Sabadell, S.A. The Exchange Offer ceased to be in effect on October 16, 2025, following the publication of its outcome by the CNMV, as the minimum acceptance condition established by BBVA was not met.

Regulatory Update for Spain
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” in our 2024 Form 20-F.
Investment Services
Several sustainability initiatives within the European Union are shaping the asset management and retail investment services sectors during 2025. In particular:
•the European Securities and Markets Authority (“ESMA”) Guidelines on the use of ESG- or sustainability-related terms in fund names: Pursuant to the guidelines, asset managers were required to adapt the names of investment funds under their management—or, alternatively, adjust the investment policies of those funds—by May 21, 2025. BBVA completed the required review of the relevant funds in the EU ahead of the May 21, 2025 deadline. Where necessary, funds either (i) adapted their investment policies or (ii) simplified their names; in most cases the latter involved removing generic “ESG” wording. The exercise was concluded without material impact on product strategy, client positioning or commercial flows.
•Proposed EU simplification of the Corporate Sustainability Reporting Directive (“CSRD”): in February 2025 the Commission’s “Simplification Omnibus” package proposed limiting CSRD’s scope to large undertakings that employ more than 1,000 people. The Council endorsed this approach on June 23, 2025, and trilogue negotiations are scheduled for after the summer recess. Because the Spanish transposition bill has been put on hold while the final EU thresholds are agreed, BBVA asset managers are not yet required to apply CSRD reporting to financial year 2025; whether they will fall within the scope of CSRD in the future (which would trigger certain reporting requirements) will depend on the thresholds ultimately adopted. Should the CSRD’s scope be reduced, the amount of corporate-sustainability data available in the market is expected to shrink, which could in turn hamper BBVA funds’ ability to comply with their disclosure obligations under the Sustainable Finance Disclosure Regulation (“SFDR”) as they seek to gather the required information; and
•Review of SFDR: following the 2023-2024 consultation, the Commission launched a Call for Evidence on May 2, 2025 to prepare reforms aimed at simplifying the regime and potentially introducing an EU-wide product labelling system. The legislative proposal is expected in the last quarter of 2025; until then, uncertainty remains over the final categories and the start date for any new labels.
The European Commission (“EC”) recently communicated, through a letter addressed to the European Supervisory Authorities, its decision to deprioritize 115 Level 2 legislative acts within the framework of the European Union's financial services regime in order to simplify the regulatory framework, reduce the burdens associated with its implementation, and allow more time to review legislation before establishing new mandates in the next EC regulatory cycle. The decision includes not adopting Level 2 acts considered non-essential before October 1, 2027 and proposing to modify or eliminate the empowerments for non-essential Level 2 acts that have a mandatory deadline when related Level 1 acts are being reviewed. The measure primarily affects the area of sustainable finance. Among the postponed provisions are the following:
•Corporate Sustainability Reporting Directive (CSRD) and European Sustainability Reporting Standards (ESRS): delegated acts related to sectoral standards, applicable to third countries, as well as modified versions of the ESRS, have been deprioritized;
•SFDR: revisions of several regulatory technical standards (RTS) related to negative impact indicators, alignment with the taxonomy, and product-level disclosures are postponed;
•EU Taxonomy Regulation: technical updates linked to environmental disclosures are postponed according to the SFDR calendar; and
•ESG ratings Regulation: technical standards related to transparency, methodology, and data format are also postponed.
Recent developments in financial services legislation include the following:

The European Commission has published a regulatory package called Retail Investment Strategy (“RIS”) which aims to increase the participation of retail investors in European capital markets. Directive 2014/65/EU on markets in financial instruments (MiFID) is included among the different EU directives to be reviewed, with relevant changes proposed in retail investor protection. The European Parliament and European Council have also published their alternatives to the European Commission proposal. The amendment of MiFID is not expected to be approved in 2025, and its content is likely to undergo relevant changes given the differing public positions of the various EU co-legislators. This initiative may be affected by the new proposal known as Savings and Investments Union (“SIU”).
The European Commission has adopted its strategy for the SIU, a key initiative to improve the way the EU financial system channels savings to productive investments. This strategy is intended to be further developed through a number of legal initiatives across four strands of work: (i) citizens and savings, aimed at increasing investment in capital markets by EU citizens; (ii) investments and financing, aimed at providing more capital and financing options to EU businesses; (iii) integration and scale, aimed at reducing fragmentation in EU capital markets; and (iv) efficient supervision in the Single Market, aimed at creating a level playing field across the EU. Immediate developments are expected in the fields of financial education, the creation of investments and savings accounts, private pensions, promotion of investment in equity securities by institutional investors and other measures intended to enhance liquidity, securitization, improvement of market infrastructures, encouragement of cross border activities within the EU and harmonized and efficient supervision.
Undertakings for Collective Investments
Directive (EU) 2024/927, amending the Alternative Investment Fund Managers Directive (AIFMD) and Undertakings for Collective Investment in Transferable Securities (UCITS) Directive was approved in 2024 and must be transposed into national legislation before April 16, 2026. The main change introduced by the regulation relates to the delegation of functions and liquidity management. In this regard, ESMA published its final report on Regulatory Technical Standards and Guidelines on Liquidity Management Tools under the AIFMD and UCITS Directives, which are expected to be approved before the end of the year 2025. On top of that, the International Organization of Securities Commissions (IOSCO) published additional recommendations on liquidity management. In addition, there is certain regulatory and supervisory concern regarding the contribution to systemic risks and the use of leverage by non-banking financial intermediaries.

Regulatory Update for Mexico
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Mexico” in our 2024 Form 20-F.
Constitutional and Institutional Reform
On September 15, 2024, a constitutional reform regarding the Judiciary System was published in Mexico’s Federal Official Gazette. The reform primarily establishes the popular election of federal judges, including the Supreme Court Justice (“SCJN”). Furthermore, it reduces the number of SCJN justices from 11 to 9. The reform took effect the day after its publication, with extraordinary elections scheduled for 2025.
Additionally, on December 20, 2024, a further constitutional reform was published in Mexico’s Federal Official Gazette to eliminate several Constitutionally Autonomous Bodies (OCAs), transferring their functions to other entities of the federal government. Among others, the reform provides for the redistribution of the responsibilities of the National Institute of Transparency (“INAI”) to government agencies, and the replacement of the Federal Economic Competition Commission (“COFECE”) by a decentralized body stemming from the Federal Executive, which will also be in charge of telecommunications’ antitrust matters.
As a result of the aforementioned reform, on March 20, 2025, a decree was published in the Federal Official Gazette enacting new legislation on transparency and personal data protection. The new legal framework includes: (i) the General Law on Transparency and Access to Public Information; (ii) the General Law on Personal Data Protection Held by Obligated Subjects; and (iii) the Federal Law on Personal Data Protection Held by Private Parties. These new laws reassign transparency-related responsibilities from INAI to various entities including the Secretariat of Anti-Corruption and Good Governance and the Federal Judiciary. They also mandate the establishment of the National Information Access System and the creation of specialized courts and tribunals to address these matters. The enactment of secondary regulation is still pending.
Furthermore, on July 9, 2025, the Mexican Congress approved a reform to the Federal Economic Competition Law (“LFCE”), which was subsequently published in the Federal Official Gazette on July 16. This amendment introduces significant changes –such as the creation of a new National Antitrust Commission (“CNA”), enhanced enforcement powers, and an expanded sanctions framework–and will affect various sectors, including banking, by increasing scrutiny over market behavior and dominant positions. The new LFCE came into effect on October 17, 2025, following President Claudia Sheinbaum’s formal appointment of Andrea Marván, then-President of COFECE, as the first President of the CNA on October 16, 2025. With this appointment, COFECE was officially dissolved and the CNA began operations.
Anti-Money Laundering Regulation
On June 26, 2025, the Mexican Congress approved a reform to the Anti-Money Laundering Law (the Federal Law for the Prevention and Identification of Operations with Illicit Proceeds), which was subsequently published in the Federal Official Gazette on July 16, 2025. This amendment introduces expanded definitions (including “beneficial owner” and “politically exposed person”), enhances the Ministry of Finance’s oversight powers, and strengthens coordination with public and national security authorities. It is expected that these changes will have legal and operational impacts, including increased due diligence requirements, stricter reporting obligations, and updates to internal AML systems.
COFECE Investigation into Card Payments Market
In 2018, the Investigative Authority (IA) of the COFECE launched an investigation into the card payments market. In July 2023, the COFECE’s Board issued a final resolution recommending that regulators implement regulatory changes and mandating clearing houses to establish a compliance program and appoint an antitrust compliance officer. BBVA Mexico has taken all necessary actions and provided all required information to demonstrate compliance with the resolution.
Separately, in October 2022, COFECE announced that it had initiated an investigation in April 2022 into potential collusion in credit card transactions involving deferred monthly payments at zero interest. Although not under investigation, in July 2024, BBVA was requested to assist the authority by providing information related to the case. The request was fulfilled in December 2024. On December 18, 2024, COFECE concluded the investigation phase. In April 2025, the Investigative Authority of COFECE presented its findings to the Board of Commissioners. As a result of the investigation, COFECE issued a Statement of Probable Responsibility and notified the involved parties, thereby initiating the trial-like stage of the proceeding. BBVA is not an involved party and did not receive any notification.

Regulatory Update for Turkey
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2024 Form 20-F.
Regulation on Loans and Reserve Requirements
Since 2020, the Banking Regulation and Supervision Agency (“BRSA”) and the CBRT have issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and has introduced and regulated the Foreign Currency Protected Turkish Lira Deposit Account, an instrument designed to protect Turkish lira-denominated deposits from volatility in exchange rates. Several Communiqués were issued since then, establishing maximum limits with respect to loan allocation and loan disbursement fees, revising applicable rates, and implementing policies to strengthen the monetary policy transmission mechanisms and to balance domestic demand.
In order to enhance the effectiveness of loan growth limits, a reserve requirement based on loan growth was introduced in 2024. During 2024, the monthly growth limit was reduced from 2.5% to 2.0% for Turkish lira commercial loans and from 3.0% to 2.0% for general purpose loans. On January 4, 2025, the growth limit was revised to 2.5% for SME loans and 1.5% for commercial loans. These measures were implemented in order to control the growth in Turkish lira denominated loans within a lower interest rate environment.
With respect to foreign currency denominated loans and with the aim of ensuring a level of loan growth consistent with the target decrease in inflation and the maintenance of the share of Turkish lira denominated loans, a monthly growth limit of 1.0% was introduced for such loans during 2024. As per the latest amendment on March 1, 2025, the monthly growth limit for foreign currency denominated loans has been reduced from 1.0% to 0.5%, and the scope of foreign currency denominated loans exempted from this growth limit has been narrowed.
On June 21, 2025, the Communiqué on Deposit and Loan Interest Rates and Participation Account Profit and Loss Participation Rates lowered the additional reserve requirement to 2.5%, from 4.0%.
Regulation on Deposits
The CBRT has amended the Communiqué Regarding Reserve Requirements, adjusting ratios for both Turkish lira and foreign currency liabilities (including deposits). Recent changes for foreign currency liabilities, effective April 25, 2025, increased reserve requirements (funds to be held at the CBRT as a percentage of loans or deposits, as the case may be) across various maturity profiles: requirements for demand and up to 1-month maturity deposits rose from 30% to 32%; requirements for up to 3 months, 6 months, and 1-year maturities increased from 26% to 28%; and requirements for deposits 1 year or longer (included) increased from 20% to 22% for general deposits/participation funds. Additionally, an extra 25% reserve requirement was introduced for foreign currency deposits/participation funds from repo transactions with domestic residents, with maturities up to 1 year.
Pursuant to the Communiqué on Deposit and Loan Interest Rates and Participation Account Profit and Loss Participation Rate of June 21, 2025, the following amendments on deposits were established: (i) new reserve requirement ratios were set for accounts with variable interest rates linked to the consumer price index (CPI), producer price index (PPI), and Turkish lira Overnight Reference Rate (“TLREF”) Index, set at 10%; (ii) for accounts with maturities up to 6 months benefiting from CBRT exchange rate/price protection, the ratio increased from 33% to 40%, while demand deposits/participation funds in foreign banks belonging to parent companies were set at 0%; and (iii) variable interest rates may be applied to Turkish lira deposits with maturities longer than 1 month (previously, 3 months or longer) and to foreign currency deposits with maturities longer than 6 months.
Additionally, on January 20, 2025, the CBRT discontinued the opening and renewal of foreign currency protected deposit and participation accounts, converted from foreign currency and gold, with maturities of 6 months and 12 months. This decision aligns with prior measures to phase out foreign currency-linked financial instruments.
On July 20, 2024, the Communiqué on Amendments to the Communiqué on the Deposit and Participation Scheme for Non-Resident Turkish Citizens was adopted, setting forth certain regulation applicable to time deposit and participation accounts (“YUVAM”) that are the result of converting foreign currency deposit accounts and participation funds of certain non-resident persons that were denominated in foreign currency into Turkish lira deposits or accounts, and which provide additional returns according to the procedures determined by the CBRT. YUVAM accounts are a subset of foreign currency-protected deposit (“KKM”) accounts, specifically tailored for non-resident individuals and legal entities, offering both exchange rate protection and an additional yield. As per the latest amendments, Turkish authorities are to gradually phase out the broader KKM scheme, specifically by excluding domestic legal entities from its scope for new openings and renewals, while maintaining YUVAM accounts as a distinct, regulated mechanism to attract foreign currency from non-resident individuals and legal entities.

Other regulations
New regulations in Turkey, effective June 2025, have significantly tightened anti-money laundering (AML) protocols for crypto asset service providers (“CSP”). The Financial Crimes Investigation Board (“FCIB”) now requires CSP to conduct remote Know Your Customer (“KYC”) checks, verifying customer identity and address through government databases for ongoing business relationships. This move integrates crypto services into the broader AML framework, aiming to increase transparency and accountability within the digital asset space. Further updates from the FCIB introduce specific restrictions on crypto asset transfers.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2025

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of September 30, 2025 and December 31, 2024

ASSETS (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Cash, cash balances at central banks and other demand deposits	8	57,125	51,145
Financial assets held for trading	9	111,037	108,948
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,845	10,546
Financial assets designated at fair value through profit or loss	11	942	836
Financial assets at fair value through other comprehensive income	12	59,562	59,002
Financial assets at amortized cost	13	536,003	502,400
Derivatives - hedge accounting		632	1,158
Fair value changes of the hedged items in portfolio hedges of interest rate risk		(66)	(65)
Joint ventures and associates	14	1,006	989
Insurance and reinsurance assets	21	218	191
Tangible assets	15	9,253	9,759
Intangible assets	16	2,667	2,490
Tax assets	17	17,418	18,650
Other assets	18	5,682	5,525
Non-current assets and disposal groups classified as held for sale	19	738	828
TOTAL ASSETS		813,063	772,402

LIABILITIES AND EQUITY (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Financial liabilities held for trading	9	86,758	86,591
Financial liabilities designated at fair value through profit or loss	11	17,273	14,952
Financial liabilities at amortized cost	20	617,649	584,339
Derivatives - hedge accounting		1,975	2,503
Liabilities under insurance and reinsurance contracts	21	12,303	10,981
Provisions	22	4,452	4,619
Tax liabilities	17	3,891	3,033
Other liabilities	18	6,954	5,370
Liabilities included in disposal groups classified as held for sale	19	—	—
TOTAL LIABILITIES		751,253	712,388

LIABILITIES AND EQUITY (CONTINUED) (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
SHAREHOLDERS’ FUNDS		76,319	72,875
Capital	24	2,824	2,824
Share premium		19,184	19,184
Other equity		34	40
Retained earnings	25	46,429	40,693
Other reserves	25	1,805	1,814
Less: Treasury shares		(93)	(66)
Profit or loss attributable to owners of the parent		7,978	10,054
Less: Interim dividends		(1,842)	(1,668)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(18,674)	(17,220)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	4,165	4,359
TOTAL EQUITY		61,809	60,014
TOTAL EQUITY AND TOTAL LIABILITIES		813,063	772,402
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Loan commitments given	28	221,785	188,515
Financial guarantees given	28	23,162	22,503
Other commitments given	28	63,851	51,215
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the nine months ended September 30, 2025 and 2024

CONDENSED CONSOLIDATED INCOME STATEMENTS (MILLIONS OF EUROS)

	Notes	September 2025	September 2024
Interest and other income	29.1	43,231	45,156
Interest income using effective interest rate method		39,147	40,261
Other interest income		4,084	4,895
Interest expense	29.2	(23,985)	(26,296)
NET INTEREST INCOME		19,246	18,861
Dividend income	30	79	77
Share of profit or loss of entities accounted for using the equity method		42	31
Fee and commission income	31	10,022	9,262
Fee and commission expense	31	(3,951)	(3,508)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	245	148
Gains (losses) on financial assets and liabilities held for trading, net	32	1,719	2,037
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	191	52
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	37	173
Gains (losses) from hedge accounting, net	32	8	7
Exchange differences, net	32	(237)	513
Other operating income	33	497	447
Other operating expense	33	(1,907)	(3,046)
Income from insurance and reinsurance contracts	34	2,835	2,687
Expense from insurance and reinsurance contracts	34	(1,689)	(1,579)
GROSS INCOME		27,136	26,161
Administration costs	35	(9,232)	(9,064)
Depreciation and amortization	36	(1,128)	(1,125)
Provisions or reversal of provisions	37	(233)	(99)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(4,328)	(4,279)
NET OPERATING INCOME		12,215	11,594
Impairment or reversal of impairment of investments in joint ventures and associates	39	32	52
Impairment or reversal of impairment on non-financial assets	40	(5)	21
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		5	5
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	41	45	(25)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		12,292	11,647
Tax expense or income related to profit or loss from continuing operations		(3,832)	(3,659)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		8,461	7,987
Profit (loss) after tax from discontinued operations	19	—	—
PROFIT (LOSS)		8,461	7,987
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	483	366
ATTRIBUTABLE TO OWNERS OF THE PARENT		7,978	7,622
		September 2025	September 2024
EARNINGS (LOSSES) PER SHARE (EUROS)		1.33	1.27
Basic earnings (losses) per share from continuing operations		1.33	1.27
Diluted earnings (losses) per share from continuing operations		1.33	1.27
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the nine months ended September 30, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (MILLIONS OF EUROS)

	September 2025	September 2024
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	8,461	7,987
OTHER RECOGNIZED INCOME (EXPENSE)	(1,900)	(1,058)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(146)	222
Actuarial gains (losses) from defined benefit pension plans	(218)	(17)
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	132	290
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(111)	(82)
Income tax related to items not subject to reclassification to income statement	52	29
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(1,754)	(1,280)
Hedge of net investments in foreign operations (effective portion)	(485)	645
Valuation gains (losses) taken to equity	(485)	645
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	(1,498)	(2,174)
Translation gains (losses) taken to equity	(1,498)	(2,174)
Transferred to profit or loss	—	1
Other reclassifications	—	—
Cash flow hedges (effective portion)	(71)	299
Valuation gains (losses) taken to equity	(71)	299
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedging instruments (non-designated elements)	3	—
Valuation gains or losses taken to equity	3	—
Debt securities at fair value through other comprehensive income	434	(30)
Valuation gains (losses) taken to equity	633	24
Transferred to profit or loss	(200)	(54)
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	(16)	11
Income tax relating to items subject to reclassification to income statements	(121)	(32)
TOTAL RECOGNIZED INCOME (EXPENSE)	6,561	6,929
Attributable to minority interests (non-controlling interests)	36	696
ATTRIBUTABLE TO THE PARENT COMPANY	6,525	6,233
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2025												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2025 ⁽¹⁾	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
Total income (expense) recognized	—	—	—	—	—	—	—	—	7,978	—	(1,453)	(447)	483	6,561
Other changes in equity	—	—	—	(6)	5,736	—	(8)	(28)	(10,054)	(173)	(1)	—	(230)	(4,765)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,357)	—	—	—	—	(1,842)	—	—	(250)	(4,448)
Purchase of treasury shares	—	—	—	—	—	—	—	(601)	—	—	—	—	—	(601)
Sale or cancellation of treasury shares	—	—	—	—	—	—	6	574	—	—	—	—	—	580
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	8,392	—	(14)	—	(10,054)	1,668	(1)	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Other increases or (-) decreases in equity	—	—	—	11	(299)	—	—	—	—	—	—	—	20	(269)
Balances as of September 30, 2025	2,824	19,184	—	34	46,429	—	1,805	(93)	7,978	(1,842)	(18,674)	(3,177)	7,342	61,809
(1) Balances as of December 31, 2024, as originally reported in the consolidated financial statements for the year 2024.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2024												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2024 ⁽[1]⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income (expense) recognized	—	—	—	—	—	—	—	—	7,622	—	(1,388)	330	366	6,929
Other changes in equity	(37)	(585)	—	(5)	4,560	—	(163)	(75)	(8,019)	(717)	(5)	4	(381)	(5,422)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(37)	(585)	—	—	29	—	(189)	781	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,245)	—	—	—	—	(1,668)	—	—	(341)	(4,254)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,428)	—	—	—	—	—	(1,428)
Sale or cancellation of treasury shares	—	—	—	—	—	—	10	573	—	—	—	—	—	582
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	8	7,061	—	—	—	(8,019)	951	(5)	4	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(25)	—	—	—	—	—	—	—	—	—	(25)
Other increases or (-) decreases in equity	—	—	—	11	(285)	—	16	—	—	—	—	—	(40)	(298)
Balances as of September 30, 2024	2,824	19,184	—	35	40,797	—	1,851	(109)	7,622	(1,668)	(17,647)	(2,987)	6,870	56,772
(1) Balances as of December 31, 2023, as originally reported in the consolidated financial statements for the year 2023.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)

	September 2025	September 2024
CASH FLOWS FROM OPERATING ACTIVITIES (1)	10,962	(11,490)
Of which hyperinflation effect from operating activities	1,282	1,980
Profit for the period	8,461	7,987
Adjustments to obtain the cash flow from operating activities	10,579	11,022
Depreciation and amortization	1,128	1,125
Other adjustments	9,451	9,896
Net increase/decrease in operating assets/liabilities	(6,255)	(26,783)
Financial assets/liabilities held for trading	(2,044)	(11,084)
Non-trading financial assets mandatorily at fair value through profit or loss	(375)	(2,106)
Other financial assets/liabilities designated at fair value through profit or loss	2,246	2,582
Financial assets at fair value through other comprehensive income	(477)	(1,969)
Financial assets/liabilities at amortized cost	(6,000)	(15,839)
Other operating assets/liabilities	395	1,634
Collection/Payments for income tax	(1,823)	(3,716)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(925)	(1,166)
Of which hyperinflation effect from investing activities	311	718
Tangible assets	(423)	(845)
Intangible assets	(682)	(523)
Investments in joint ventures and associates	44	21
Subsidiaries and other business units	—	(23)
Non-current assets/liabilities held for sale	136	204
Other settlements/collections related to investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(1,881)	(1,436)
Of which hyperinflation effect from financing activities	—	—
Dividends	(2,357)	(2,245)
Subordinated liabilities	1,009	2,314
Treasury share amortization/increase	—	(37)
Treasury share acquisition/disposal	(58)	(842)
Other items relating to financing activities	(476)	(627)
EFFECT OF EXCHANGE RATE CHANGES (4)	(2,176)	(2,736)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	5,980	(16,828)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	51,145	75,416
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	57,125	58,588

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (MILLIONS OF EUROS)

	Notes	September 2025	September 2024
Cash on hand	8	6,960	7,496
Cash balances at central banks	8	42,525	43,162
Other demand deposits	8	7,639	7,930
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	57,125	58,588
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the nine months ended September 30, 2025
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2024 were authorized for issue on February 21, 2025.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter the “Consolidated Financial Statements”) as of and for the nine months ended September 30, 2025 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”), adopted by the European Union (“EU-IFRS”), and with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and have been approved by the Board of Directors at its meeting held on October 29, 2025.
In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with EU-IFRS. Consequently, for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2024.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2024, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.

The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2024, except for the new Standards and Interpretations applicable from January 1, 2025 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of September 30, 2025, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the nine months ended September 30, 2025.
The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.
1.3.    Responsibility for the information and for the estimates made
The information contained in the Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 14).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 21), to quantify certain provisions (see Note 22), and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).
–The useful life and impairment losses of tangible and intangible assets, and impairment losses on non-current assets held for sale (see Notes 15, 16 and 19).
–The valuation of goodwill and price allocation of business combinations (see Note 16).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets (see Note 17) and the forecast of corporate tax expense.
In general, the BBVA Group is working to consider and include in its estimation models how climate risks and other climate-related matters can affect the financial statements, cash flows and financial performance of the Group. These estimates and judgments are being considered in preparing the BBVA Group's financial statements and, to the extent relevant, they are disclosed in the relevant Notes to these Consolidated Financial Statements.

The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of September 30, 2025. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the nine-month period ended September 30, 2025 there have been no significant changes in the estimates made as of December 31, 2024, other than those indicated in these Consolidated Financial Statements.
1.4.    Related party transactions
The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2024.
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly from those detailed in Note 2 to the consolidated financial statements of the Group for the year ended December 31, 2024, except for the application of IFRS 9 requirements to hedge accounting relationships as of January 1, 2025 (see Note 2.3).
The BBVA Group decided to transition to the IFRS 9 accounting framework for micro-hedge accounting as of January 1, 2025. This decision was motivated by the fact that this option better aligns with the BBVA Group's risk management strategy. IFRS 9 introduces changes to IAS 39 in various areas, such as hedged items, hedging instruments, accounting for the time value of options and forward items, hedge rebalancing, and hedge effectiveness assessments, which facilitate and expand the transactions to which hedge accounting can be applied.
The BBVA Group has adapted its accounting policies and processes to the new regulations. A procedure has been established to document the requirements for recognizing an economic hedge as hedge accounting, such as the clear identification of the hedged items and hedging instruments and the assessment of the hedge's effectiveness, and to support evidence of the entity’s intention to manage its risk through these instruments.
The adoption of this accounting policy has not had any significant impact on the Group's consolidated financial statements.
With respect to the accounting of macro-hedging relationships, the Group maintains the criteria established in IAS 39.
The standards that came into effect on January 1, 2025, as well as the standards issued by the International Accounting Standards Board (IASB) but not yet in effect as of September 30, 2025, respectively, are listed below. The most notable standards are:

2.1.Standards and interpretations that became effective in the first nine months of 2025
Amendment to IAS 21 "Effects of Changes in Foreign Exchange Rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates. The standard has a dual objective: to provide guidance on when one currency is convertible into another and, on how to determine the exchange rate to use in accounting when it is concluded that such convertibility does not exist.
Regarding the first objective, a currency is convertible into another currency when an entity can obtain the other currency within a timeframe that allows for normal administrative delays; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that convertibility between the currencies is not possible, it must estimate an exchange rate. The standard does not establish a specific estimation technique for these rates, but rather establishes guidelines for determining them, allowing either an unadjusted observable rate or an estimation technique.
The amendment introduced in the standard came into force on January 1, 2025, with no impact on the consolidated financial statements of the BBVA Group.
2.2.Standards and interpretations issued but not yet effective as of September 30, 2025
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of September 30, 2025. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing, financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union.
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as environmental, social, and governance (ESG) characteristics. Additionally, they clarify that a financial liability must be derecognized at the settlement date and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required by IFRS 7 for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income.

The amendments will enter into force on January 1, 2026, and may be applied early, as they were adopted by the European Union. No significant impact on the financial statements is expected from the entry into force of the amendments.
IFRS 19 "Subsidiaries without public accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries Without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the recognition, measurement and presentation requirements of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing for earlier application once it is adopted by the European Union. The Group has no entities that fall within the scope of this standard, so no significant impact on the financial statements is expected.
Amendments to IFRS 9 and IFRS 7: Contracts that refer to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for renewable electricity purchase agreements. The amendments include guidance on the "own use" exemption for electricity purchasers and requirements for applying hedge accounting to these agreements.
The amendments enter into force on January 1, 2026, although they can be applied earlier since they were adopted by the European Union on June 30, 2025. No significant impacts on the financial statements are expected from the entry into force of the amendments.
2.3.IFRS 9 “Financial Instruments”
Transition to IFRS 9 for accounting for micro hedges
On January 1, 2018, IFRS 9, which replaced IAS 39 with respect to the classification and measurement of financial assets and liabilities, credit impairment, and hedge accounting, entered into force. However, the Group chose to continue applying IAS 39 for hedge accounting, as permitted by IFRS 9, pending the approval of a new accounting standard for macro hedges. On January 1, 2025, the Group decided to transition to the new IFRS 9 accounting framework for micro hedge accounting.
Given the lack of a specific regulatory framework for macro hedges in IFRS 9, the Group continues to apply the current framework established under IAS 39 for macro hedge accounting. Thus, from January 1, 2025, the Group will apply simultaneously two standards with common characteristics (IAS 39 for macro hedges and IFRS 9 for micro hedges) until the IASB completes the project to develop a specific framework for macro hedge accounting, known as the Dynamic Risk Management (DRM) Project.
The adoption of the accounting policy for accounting for micro-hedges in accordance with the requirements set out in IFRS 9 has not had any significant impact on the Group's Consolidated Financial Statements.
“Derivatives – Hedge Accounting” and “Fair Value Changes of the Hedged Items in Portfolio Hedges of Interest Rate Risk”
With the aim of improving the alignment between risk management and its presentation in the financial statements, the Group has decided to apply, replacing the requirements established in IAS 39, those of IFRS 9 for micro hedge accounting from January 1, 2025. Thus, until the transition date, the Group was applying IAS 39 for micro hedge accounting.
The Group uses hedging derivatives as a tool to manage financial risks, primarily interest rate risk and exchange rate risk.
To cover these risks, the Group uses, among others, the following hedging instruments:

–Interest rate derivatives to convert interest rate exposures into fixed or variable rates.
–Foreign exchange derivatives to convert foreign currency exposures into the entity's currency and net investment exposure into the local currency.
In some hedging relationships, the Group additionally designates inflation risk as a contractually specified component of a debt instrument (e.g., inflation-linked bonds).
For these economic hedges to be recognized as hedge accounting, they must meet certain requirements established under both IAS 39 and IFRS 9. These requirements include clear identification of the hedged items and hedging instruments, an assessment of the hedge's effectiveness over time, and adequate documentation supporting the Group's intention to manage its risk through these instruments. Only when these criteria are met can financial derivatives be accounted for as hedge accounting, allowing for an accounting treatment that more accurately reflects the Group's risk management strategy.
Hedge accounting maintains a similar accounting scheme under both IAS 39 and IFRS 9. Hedge ineffectiveness, defined as the difference between the change in value of the hedging instrument and the hedged item in each period attributable to the hedged risk, is recorded in the consolidated income statement (or in other comprehensive income if it is a hedge of equity instruments recorded at fair value through other comprehensive income) (see Note 32).
Under IAS 39, hedge effectiveness is assessed both retrospectively and prospectively, ensuring that it remains within a range of 80% to 125%. However, IFRS 9 eliminates the strict 80%-125% effectiveness range requirement, allowing qualitative prospective assessments if there is an economic relationship between the hedged item and the hedging instrument, and credit risk does not exert a dominant effect on changes in the value of either the hedged item or the hedging instrument. The BBVA Group has chosen to continue applying the 80%-125% range as a measure for assessing hedge effectiveness, and may rebalance the hedge without discontinuing hedges if this range is not maintained, as explained below.
Changes that occur after the hedge is designated in the valuation of financial instruments designated as hedged items and financial instruments designated as accounting hedging instruments are recorded as follows:
–In fair value hedges, differences in the fair value of the derivative and the hedged instrument attributable to the hedged risk are recognized directly under the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (or in other comprehensive income in the case of a hedge of equity instruments recorded at fair value through other comprehensive income); with an offsetting entry made in the consolidated balance sheet items in which the hedging element (“Derivatives – Hedge accounting”) or the hedged item is recorded, as applicable (see Note 29).
–In fair value hedges of interest rate risk on a portfolio of financial instruments (“macro hedges”), gains or losses arising from the measurement of the hedging instrument are recognized directly in the consolidated income statement with an offsetting entry made under the heading “Derivatives – Hedge accounting” and gains or losses arising from the change in the fair value of the hedged item (attributable to the hedged risk) are also recorded in the consolidated income statement (in both cases, under the heading “Gains (losses) from hedge accounting, net”), with an offsetting entry made in the heading “Fair value changes of the hedged items in portfolio hedges of interest rate risk” of the asset or liability in the consolidated balance sheet, depending on the nature of the hedged item.

–In cash flow hedges, the valuation differences arising in the effective hedge portion of the hedging items are temporarily recorded heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)” in the consolidated balance sheet, with an offsetting entry made in the “Derivatives - Hedge accounting” headings of the asset or liability sections in the consolidated balance sheet, as appropriate. These differences are recognized in the consolidated income statement when the gain or loss on the hedged item is recorded in profit or loss, when the forecast transactions are executed, or on the maturity date of the hedged item. Almost all of the Group's cash flow hedges are interest rate and inflation hedges for financial instruments, so the amount recorded in other accumulated comprehensive income will be reclassified in results under the heading "Interest and other income" or under the heading "Interest expense" in the consolidated income statement (see Note 29).
–The differences in the value of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly under heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 32).
–In hedges of net investments in foreign businesses, valuation differences arising in the effective portion of the hedging items are temporarily recorded under heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion)” in the consolidated balance sheet, with an offsetting entry made under “Derivatives - Hedge accounting” in the asset or liability sections of the consolidated balance sheet, as applicable. Such valuation differences are recognized in the consolidated income statement when the foreign investment is disposed of or removed from the consolidated balance sheet (see Note 32).
The other relevant new features introduced by IFRS 9 and applicable from January 1, 2025, are as follows:
–It provides flexibility in the items that can be hedged (for example, it enables the hedging of net positions, aggregate positions, and specific risk components in non-financial items).
–It introduces the accounting treatment of "hedge cost," allowing components of hedging instruments such as forward points, the time value of options, or the base spread to be excluded from the hedge. Changes in value can be recognized in other comprehensive income, thereby reducing volatility in the consolidated income statement.
–It allows for the rebalancing of hedges without the need for discontinuations in hedge accounting as long as the relationship between the hedging instrument and the hedged item is adjusted.
–For fair value hedges on equity instruments recorded at fair value through other comprehensive income, the differences in the fair value of the derivative are recorded in “Accumulated other comprehensive income (loss)”, which helps avoid the accounting asymmetry of recording the change in the value of the equity instrument in “Accumulated other comprehensive income (loss)” and the change in the value of the hedging derivative in the profit or loss for the period.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2024:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

–Appendix IV shows the fully consolidated companies in which, based on the information available, there were shareholders outside the Group with a stake in them exceeding 10% of their capital.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first nine months of 2025 and 2024
During the first nine months of 2025 and the fiscal year 2024, no significant or relevant corporate transactions have been completed, notwithstanding the voluntary public tender offer for the entire share capital of Banco de Sabadell, S.A. announced by BBVA on May 9, 2024. The offer was no longer in effect on October 16, 2025, following the publication of its outcome by the CNMV, as the minimum acceptance condition established by BBVA was not met.
4.Shareholder remuneration system
The Annual General Shareholders´ Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 fiscal year, for an amount equal to €0.41 (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid amounted to approximately €2,360 million.
By means of an inside information notice (información privilegiada) dated September 29, 2025, BBVA announced that its Board of Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per share entitled to participate in this distribution on account of the 2025 dividend, to be paid on November 7, 2025. As of September 30, 2025, the total amount corresponding to said dividend amounted to approximately €1,842 million, and it was recorded as a liability under the item "Other financial liabilities".
Additionally, on January 30, 2025, BBVA announced a share buyback program for an amount of €993 million, which is expected to be carried out starting on October 31, 2025.

5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of September 30, 2025, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2024 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia, as well as the Group's digital banks in Italy and Germany.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of September 30, 2025 and December 31, 2024, is as follows:

TOTAL GROUP ASSETS BY OPERATING SEGMENTS (MILLIONS OF EUROS)

	September 2025	December 2024 ⁽¹⁾
Spain	431,932	411,620
Mexico	172,544	168,470
Turkey	86,771	82,782
South America	73,142	73,997
Rest of Business	76,639	66,534
Subtotal assets by operating segments	841,028	803,404
Corporate Center and adjustments	(27,965)	(31,002)
Total assets BBVA Group	813,063	772,402
(1) In the first quarter of 2025 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.

The following table sets forth the main margins and profit by operating segment and the Corporate Center for the nine months ended September 30, 2025 and 2024:

MAIN MARGINS AND PROFIT BY OPERATING SEGMENTS (MILLIONS OF EUROS)

	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments
September 2025
Net interest income	19,246	4,905	8,393	2,137	3,537	596	(323)
Gross income	27,136	7,473	11,124	3,776	4,001	1,296	(534)
Operating profit /(loss) before tax	12,292	4,522	5,387	1,445	1,354	615	(1,031)
Attributable profit (loss)	7,978	3,139	3,875	648	585	481	(750)
September 2024 ⁽¹⁾
Net interest income	18,861	4,794	8,762	925	4,178	522	(321)
Gross income	26,161	7,065	11,641	2,838	3,865	1,058	(304)
Operating profit /(loss) before tax	11,647	4,011	5,765	1,223	943	520	(816)
Attributable profit (loss)	7,622	2,841	4,193	433	471	409	(726)
(1) In the first quarter of 2025 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of September 30, 2025 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2024.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (RAF) variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2024.
Macroeconomic and geopolitical risks
The Group is vulnerable to deteriorating economic conditions and changes in the institutional environment in the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is facing significant changes, due in part to the policies of the U.S. administration. Uncertainty about the consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.

The increase in U.S. tariffs on imports from its trading partners has triggered financial market volatility, reinforcing global-wide risks. The level and duration of these tariffs, and the high level of uncertainty in connection therewith, could negatively impact the global economy, worsening the macroeconomic environment. As a result of the tariffs already adopted or announced, global growth could slow significantly.
While fiscal and monetary policies could partially offset the impact of trade protectionism—particularly in the Eurozone, where significant increases in public spending have been announced—the impact of higher U.S. tariffs could be amplified by countermeasures from other countries, prolonged uncertainty, lower confidence, and financial volatility, among other factors.
Rising tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and, at the same time, constrain the Federal Reserve’s and ECB’s ability to lower rates if warranted by activity.
Beyond tariffs, increased immigration control could affect the labor market in the United States, increase inflationary pressures, and hinder growth. The U.S. administration's fiscal, regulatory, industrial, and foreign policies could also contribute to financial and macroeconomic volatility. This is compounded by concerns that the Federal Reserve’s independence in decision-making may be weakened by political considerations.
Given the growing uncertainty surrounding U.S. policies and the rising fiscal deficit, the U.S. risk premium has risen, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could trigger bouts of volatility, especially given the high public debt levels in both developed and emerging economies. The relatively high valuations of AI-related stocks are also a source of uncertainty, with potential implications in the financial markets.
The rise of trade protectionism and the growing rivalry between the United States and China could further intensify geopolitical tensions, especially in the context of the conflicts in Ukraine and the Middle East. In response to these risks and changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
Overall, rising global geopolitical tensions are increasing uncertainty about the global economy and the likelihood of economic and financial disruptions, including a recession.
The Group is exposed to, among others, the following general risks related to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity, including recessionary scenarios; inflationary pressures, which could trigger a tightening of monetary conditions; stagflation due to intense or prolonged supply shocks, including as a result of an escalation of protectionism or an increase in oil and gas prices; exchange rate fluctuations; unfavorable developments in the real estate market; changes in the institutional environment in the countries in which the Group operates, which could lead to sudden and sharp falls in Gross Domestic Product and/or changes in regulatory or governmental policy, including with regard to exchange controls and restrictions on dividend distributions or the imposition of new taxes or charges; high levels of public debt or external deficits, which could lead to a downgrade of sovereign debt ratings and even a possible default or restructuring of such debt; the impact of the current administration's policies in the United States, about which there remains a high level of uncertainty; and episodes of volatility in the financial markets, such as those observed recently, which could cause the Group significant losses.
In Spain, political, regulatory, and economic uncertainty could negatively impact activity. In Mexico, considerable uncertainty persists regarding the impact of the recently approved constitutional reforms, as well as the policies of the U.S. administration. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, with pressure on the Turkish lira, high inflation, a significant trade deficit, limited international reserves, and high external financing costs. Recent political and social tensions could also generate renewed bouts of financial volatility and macroeconomic risks. Furthermore, uncertainty remains regarding the impact of the geopolitical situation in the Middle East on Turkey. In Argentina, despite the improvement in prospects following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turbulence persists amid heightened political uncertainty. Finally, in Colombia and Peru, climate factors, political tensions, and deteriorating public finances could weigh on economic performance.

Any of these factors could have a material adverse impact on the Group's business, financial condition and results of operations.

6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of September 30, 2025 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2024.
Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of September 30, 2025 and December 31, 2024 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	September 2025	Stage 1	Stage 2	Stage 3
Financial assets held for trading		78,015
Equity instruments	9	8,857
Debt securities	9	29,450
Loans and advances	9	39,708
Non-trading financial assets mandatorily at fair value through profit or loss		10,845
Equity instruments	10	10,110
Debt securities	10	284
Loans and advances	10	451
Financial assets designated at fair value through profit or loss	11	942
Derivatives (trading and hedging)		47,437
Financial assets at fair value through other comprehensive income		59,612
Equity instruments	12	1,601
Debt securities		57,562	57,537	—	25
Loans and advances	12	448	24	424	—
Financial assets at amortized cost		547,824	504,488	29,487	13,849
Debt securities		67,076	67,030	10	35
Loans and advances to central banks		8,707	8,707	—	—
Loans and advances to credit institutions		24,140	24,110	30	—
Loans and advances to customers		447,901	404,641	29,447	13,813
Total financial assets risk		744,674
Total loan commitments and financial guarantees		308,798	299,939	8,162	697
Loan commitments given	28	221,785	216,058	5,556	171
Financial guarantees given	28	23,162	22,280	726	156
Other commitments given	28	63,851	61,601	1,881	369
Total maximum credit exposure		1,053,473

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		72,945
Equity instruments	9	6,760
Debt securities	9	27,955
Loans and advances	9	38,230
Non-trading financial assets mandatorily at fair value through profit or loss		10,546
Equity instruments	10	9,782
Debt securities	10	407
Loans and advances to customers	10	358
Financial assets designated at fair value through profit or loss	11	836
Derivatives (trading and hedging)		53,229
Financial assets at fair value through other comprehensive income		59,115
Equity instruments	12	1,451
Debt securities		57,639	55,315	2,309	16
Loans and advances to credit institutions	12	25	25	—	—
Financial assets at amortized cost		514,086	467,910	31,930	14,246
Debt securities		59,070	58,887	149	34
Loans and advances to central banks		8,261	8,261	—	—
Loans and advances to credit institutions		22,668	22,658	8	2
Loans and advances to customers		424,087	378,104	31,772	14,211
Total financial assets risk		710,757
Total loan commitments and financial guarantees		262,233	253,291	8,150	791
Loan commitments given	28	188,515	182,830	5,524	160
Financial guarantees given	28	22,503	21,513	798	192
Other commitments given	28	51,215	48,948	1,828	439
Total maximum credit exposure		972,990
The changes in the nine months ended September 30, 2025 and the year ended December 31, 2024 of impaired financial assets (financial assets and guarantees given) are as follows:

CHANGES IN IMPAIRED FINANCIAL ASSETS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	September 2025	December 2024
Balance at the beginning of the period	14,891	15,362
Additions	9,690	12,255
Decreases ⁽¹⁾	(5,172)	(7,346)
Net additions	4,518	4,909
Amounts written-off	(3,352)	(4,559)
Exchange differences and other	(1,660)	(820)
Balance at the end of the period	14,396	14,891
(1) Reflects the total amount of impaired loans and advances derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

Loss allowances
Below are the changes in the nine months ended September 30, 2025, and the year ended December 31, 2024 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost:

CHANGES IN LOSS ALLOWANCES OF LOANS AND ADVANCES AT AMORTIZED COST (MILLIONS OF EUROS)

	September 2025	December 2024
Balance at the beginning of the period	(11,630)	(11,316)
Increase in loss allowances charged to income	(8,470)	(11,646)
Stage 1	(1,500)	(2,021)
Stage 2	(1,207)	(1,677)
Stage 3	(5,763)	(7,949)
Decrease in loss allowances charged to income	4,104	5,823
Stage 1	1,028	1,362
Stage 2	938	1,554
Stage 3	2,137	2,907
Transfer to written-off loans, exchange differences and other	4,229	5,509
Balance at the end of the period	(11,768)	(11,630)
Estimation models and additional adjustments to expected losses measurement
The Group periodically reviews its individual estimates and its models for collective estimates of expected losses, as well as the impact of the macroeconomic scenarios considered for such purposes. It should be noted that, although these updates incorporate the best information available at any given time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or with respect to very recent events still underway. In this regard, when estimating expected losses, the provisions described in Note 7 to the consolidated financial statements for the year 2024 regarding individual and collective estimates of expected losses, as well as macroeconomic estimates and the sensitivity to variations in key assumptions of the macroeconomic scenarios, must be taken into account.
Additionally, the Group may supplement these expected losses to account for effects that may not be included therein, either because it considers that there are additional risk factors, or to incorporate sectoral particularities or those that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including, among others, the evaluation by the relevant GRMC committees (Global Risk Management Committee).
In this context, as of September 30, 2025, the Group has not recognized any material adjustment to the models used in the estimation of expected credit losses following the reversal and, to a lesser extent, the use of the €33 million recorded as of December 31, 2024, related to the damage caused by the Isolated Depression at High Levels (DANA) in different Spanish municipalities between October 28 and November 4, 2024.

7.Fair value of financial instruments
The criteria and valuation methods used to estimate the fair value of financial assets as of September 30, 2025 do not differ significantly from those included in Note 8 of the consolidated financial statements for the year ended December 31, 2024.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2024.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments to other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2024.
7.1. Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments recognized at fair value from the condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2025 and December 31, 2024:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. SEPTEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	111,037	30,097	78,777	2,164
Derivatives		33,022	1,425	30,961	636
Equity instruments		8,857	8,661	134	62
Debt securities		29,450	20,011	8,880	559
Loans and advances		39,708	—	38,802	906
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,845	8,745	614	1,486
Equity instruments		10,110	8,663	36	1,411
Debt securities		284	82	188	14
Loans and advances to customers		451	—	390	61
Financial assets designated at fair value through profit or loss	11	942	866	76	—
Debt securities		942	866	76	—
Financial assets at fair value through other comprehensive income	12	59,562	49,104	8,643	1,816
Equity instruments		1,601	1,273	83	245
Debt securities		57,513	47,806	8,560	1,147
Loans and advances		448	24	—	424
Derivatives – Hedge accounting		632	—	632	—
LIABILITIES
Financial liabilities held for trading	9	86,758	14,404	70,666	1,687
Trading derivatives		31,125	1,278	28,583	1,263
Short positions		13,349	13,126	205	18
Deposits		42,284	—	41,878	406
Financial liabilities designated at fair value through profit or loss	11	17,273	76	15,079	2,118
Deposits from credit institutions		—	—	—	—
Customer deposits		917	—	917	—
Debt certificates issued		5,239	76	3,045	2,118
Other financial liabilities		11,117	—	11,117	—
Derivatives – Hedge accounting		1,975	—	1,956	19

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. DECEMBER 2024 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	108,948	26,332	80,323	2,292
Derivatives		36,003	969	34,591	443
Equity instruments		6,760	6,602	76	83
Debt securities		27,955	18,762	8,438	756
Loans and advances		38,230	—	37,218	1,011
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,546	8,511	617	1,418
Equity instruments		9,782	8,309	107	1,365
Debt securities		407	202	173	31
Loans and advances to customers		358	—	336	21
Financial assets designated at fair value through profit or loss	11	836	774	62	—
Debt securities		836	774	62	—
Financial assets at fair value through other comprehensive income	12	59,002	50,354	7,515	1,133
Equity instruments		1,451	1,157	79	216
Debt securities		57,526	49,173	7,436	917
Loans and advances to credit institutions		25	25	—	—
Derivatives – Hedge accounting		1,158	—	1,158	—
LIABILITIES
Financial liabilities held for trading	9	86,591	14,308	71,072	1,211
Trading derivatives		33,059	1,118	31,400	541
Short positions		13,878	13,189	673	15
Deposits		39,654	—	38,999	656
Financial liabilities designated at fair value through profit or loss	11	14,952	—	12,865	2,087
Deposits from credit institutions		—	—	—	—
Customer deposits		934	—	934	—
Debt certificates issued		4,597	—	2,511	2,087
Other financial liabilities		9,420	—	9,420	—
Derivatives – Hedge accounting		2,503	—	2,480	23
7.2 Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2025 and December 31, 2024:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. SEPTEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	57,125	57,125	—	—	—	57,125
Financial assets at amortized cost	13	536,003	36,987	59,113	25,816	415,120	537,036
Debt securities		67,023	—	59,113	6,478	1,102	66,692
Loans and advances		468,980	36,987	—	19,338	414,019	470,344
LIABILITIES
Financial liabilities at amortized cost	20	617,649	392,858	40,944	68,648	116,684	619,135
Deposits		520,539	373,177	87	38,159	109,503	520,925
Debt certificates issued		77,428	—	40,858	30,489	7,182	78,528
Other financial liabilities		19,681	19,681	—	—	—	19,681
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. DECEMBER 2024 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	51,145	51,145	—	—	—	51,145
Financial assets at amortized cost	13	502,400	32,615	50,771	24,157	394,496	502,039
Debt securities		59,014	—	50,771	6,589	921	58,281
Loans and advances		443,386	32,615	—	17,568	393,575	443,759
LIABILITIES
Financial liabilities at amortized cost	20	584,339	378,530	47,323	58,016	101,025	584,894
Deposits		496,720	360,777	—	37,647	98,038	496,461
Debt certificates issued		69,867	—	47,323	20,369	2,986	70,679
Other financial liabilities		17,753	17,753	—	—	—	17,753
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.
8.Cash, cash balances at central banks and other demand deposits

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (MILLIONS OF EUROS)

	September 2025	December 2024
Cash on hand	6,960	8,636
Cash balances at central banks ⁽¹⁾	42,525	35,306
Other demand deposits	7,639	7,202
Total	57,125	51,145
(1) The variation is mainly due to the evolution of the balances held in the Bank of Spain.

9.Financial assets and liabilities held for trading

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
ASSETS
Derivatives		33,022	36,003
Equity instruments	6.2	8,857	6,760
Debt securities	6.2	29,450	27,955
Loans and advances	6.2	39,708	38,230
Total assets	7	111,037	108,948
LIABILITIES
Derivatives		31,125	33,059
Short positions		13,349	13,878
Deposits		42,284	39,654
Total liabilities	7	86,758	86,591

10.Non-trading financial assets mandatorily at fair value through profit or loss

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Equity instruments	6.2	10,110	9,782
Debt securities	6.2	284	407
Loans and advances to customers	6.2	451	358
Total	7	10,845	10,546
11.Financial assets and liabilities designated at fair value through profit or loss

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
ASSETS
Debt securities	6.2 / 7	942	836
Total assets	7	942	836
LIABILITIES
Customer deposits		917	934
Debt certificates issued		5,239	4,597
Other financial liabilities: Unit-linked products		11,117	9,420
Total liabilities	7	17,273	14,952
12.Financial assets at fair value through other comprehensive income

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Equity instruments	6.2	1,601	1,451
Debt securities		57,513	57,526
Loans and advances	6.2	448	25
Total	7	59,562	59,002
Of which: loss allowances of debt securities		(50)	(112)
Of which: loss allowances of loans and advances		(61)	—
13.Financial assets at amortized cost

FINANCIAL ASSETS AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Debt securities		67,023	59,014
Loans and advances to central banks		8,696	8,255
Loans and advances to credit institutions		24,119	22,655
Loans and advances to customers		436,165	412,477
Government		26,353	22,111
Other financial corporations		21,549	17,497
Non-financial corporations		201,962	193,386
Other		186,302	179,483
Total	7	536,003	502,400
Of which: impaired assets of loans and advances to customers	6.2	13,813	14,211
Of which: loss allowances of loans and advances	6.2	(11,768)	(11,630)
Of which: loss allowances of debt securities		(53)	(57)
During 2025, the Group made a payment corresponding to the Interest and Commission Margin Tax (“IMIC”, by its acronym in Spanish) for the year ended December 31, 2024, regulated by the Ninth Final Provision of Law 7/2024. However, given that such payment was made but considered undue with respect to such year under the existing legal framework as of September 30, 2025, an asset for the amount disbursed (€295 million) was recorded under the “Government” line item in the balance sheet.
14.    Investments in joint ventures and associates

JOINT VENTURES AND ASSOCIATES (MILLIONS OF EUROS)

	September 2025	December 2024
Joint ventures	97	94
Associates	909	895
Total	1,006	989

15.    Tangible assets

TANGIBLE ASSETS. BREAKDOWN BY TYPE (MILLIONS OF EUROS)

	September 2025	December 2024
Property, plant and equipment	9,015	9,506
For own use	8,176	8,501
Land and buildings	6,353	6,475
Work in progress	51	155
Furniture, fixtures and vehicles	6,856	6,848
Right to use assets	2,571	2,439
Accumulated depreciation	(7,517)	(7,276)
Impairment	(138)	(140)
Leased out under an operating lease	839	1,004
Assets leased out under an operating lease	1,038	1,158
Accumulated depreciation	(199)	(153)
Investment property	238	253
Building rental	221	240
Other	1	1
Right to use assets	255	251
Accumulated depreciation	(131)	(118)
Impairment	(108)	(121)
Total	9,253	9,759
16.    Intangible assets

INTANGIBLE ASSETS (MILLIONS OF EUROS)

	September 2025	December 2024
Goodwill	699	700
Other intangible assets	1,968	1,790
Computer software acquisition expense	1,939	1,764
Other intangible assets with an infinite useful life	8	9
Other intangible assets with a definite useful life	21	17
Total	2,667	2,490
Goodwill
As of September 30, 2025 and December 31, 2024, the principal amount of the goodwill related to the cash-generating unit (hereinafter "CGU") of Mexico for an amount of €542 million and €541 million, respectively.
Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements of the Group for the year ended December 31, 2024, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the nine months ended September 30, 2025, no indicators of impairment have been identified in any CGU.

17.    Tax assets and liabilities

TAX ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	September 2025	December 2024
Tax assets
Current tax assets	3,439	4,295
Deferred tax assets	13,979	14,354
Total	17,418	18,650
Tax liabilities
Current tax liabilities	1,357	575
Deferred tax liabilities	2,535	2,458
Total	3,891	3,033
As of September 30, 2025, current tax liabilities include approximately €224 million corresponding to the accrual of the Interest Margin and Commissions Tax (IMIC) for the first nine months of 2025. IMIC is applicable to certain financial institutions, including BBVA, S.A., and regulated by the ninth Final Provision of Law 7/2024.
The evolution of the Group's deferred tax assets during the period was influenced by the result of the tax inspection process of the BBVA consolidated tax group in Spain, covering the years 2017 to 2020, with respect to the main taxes applicable to it, as well as by the Group´s reassessment of the coverage needs for the identified tax risks —both effects mainly recorded in the first half of fiscal year 2025.
Additionally, during the first half of the year, certain deferred tax assets belonging to the Group in Spain, which until then had not been recorded in the financial statements, were recognized for accounting purposes. This decision was based on the ability and acceleration observed in the absorption process of these assets, a solid track record of recent historical results —including for the current 2025 financial year, the Group's sustained capacity to generate value and profit projections that support their recognition, in accordance with the information detailed in Note 19 to the consolidated financial statements for the year ended December 31, 2024.
All of the above has had a net positive effect on the estimated effective tax rate, which stood at 31.2% as of September 30, 2025 (31.4% as of December 31, 2024).
18.    Other assets and liabilities

OTHER ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	September 2025	December 2024
ASSETS
Inventories	1,306	1,299
Transactions in progress	181	482
Accruals	2,229	1,862
Other items	1,965	1,881
Total	5,682	5,525
LIABILITIES
Transactions in progress	226	306
Accruals	3,503	3,066
Other items	3,225	1,997
Total	6,954	5,370

19.    Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE. BREAKDOWN BY ITEMS (MILLIONS OF EUROS)

	September 2025	December 2024
ASSETS
Foreclosures and recoveries	764	847
Other assets from tangible assets	501	618
Companies held for sale	57	55
Accrued amortization ⁽¹⁾	(50)	(46)
Impairment losses	(533)	(645)
Total	738	828
LIABILITIES
Companies held for sale	—	—
Total	—	—
(1) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
20.    Financial liabilities at amortized cost
20.1    Breakdown of the balance

FINANCIAL LIABILITIES AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Deposits		520,539	496,720
Deposits from central banks		16,057	14,668
Demand deposits		311	657
Time deposits and other		10,342	6,369
Repurchase agreements		5,404	7,642
Deposits from credit institutions		33,118	34,406
Demand deposits		6,207	6,977
Time deposits and other		16,283	15,049
Repurchase agreements		10,628	12,380
Customer deposits		471,364	447,646
Demand deposits		341,346	331,780
Time deposits and other		120,008	106,658
Repurchase agreements		10,009	9,208
Debt certificates issued		77,428	69,867
Other financial liabilities		19,681	17,753
Total	7	617,649	584,339

20.2    Debt certificates issued

DEBT CERTIFICATES ISSUED (MILLIONS OF EUROS)

	September 2025	December 2024
In Euros	42,570	37,118
Promissory bills and notes	5,420	1,360
Non-convertible bonds and debentures	17,422	17,788
Covered bonds	3,355	5,825
Hybrid financial instruments (1)	985	519
Securitization bonds	3,502	2,201
Wholesale funding	3,511	1,030
Subordinated liabilities	8,376	8,395
Convertible perpetual certificates	2,750	2,750
Other non-convertible subordinated liabilities	5,626	5,645
In foreign currencies	34,858	32,748
Promissory bills and notes	1,665	2,962
Non-convertible bonds and debentures	12,443	12,136
Covered bonds	99	95
Hybrid financial instruments (1)	6,544	5,327
Securitization bonds	—	—
Wholesale funding	2,997	1,067
Subordinated liabilities	11,110	11,161
Convertible perpetual certificates	2,555	2,888
Other non-convertible subordinated liabilities	8,554	8,273
Total	77,428	69,867
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
20.3 Other financial liabilities

OTHER FINANCIAL LIABILITIES (MILLIONS OF EUROS)

	September 2025	December 2024
Lease liabilities	1,430	1,467
Creditors for other financial liabilities	5,251	4,859
Collection accounts	3,741	3,693
Creditors for other payment obligations ⁽¹⁾	9,258	7,734
Total	19,681	17,753
(1) Includes the amount of the interim dividend announced on September 29, 2025, whose payment is scheduled for November 2025.
21.    Assets and liabilities under insurance and reinsurance contracts
As of September 30, 2025 and December 31, 2024, the balance under the heading "Insurance and reinsurance assets" amounted to €218 million and €191 million, respectively.
The breakdown of the balance under the heading "Liabilities under insurance and reinsurance contracts" is as follows:

LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	September 2025	December 2024
Liabilities for remaining coverage	11,108	9,835
Liabilities for incurred claims	1,195	1,146
Total	12,303	10,981
22.    Provisions

PROVISIONS. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	September 2025	December 2024
Provisions for pensions and similar obligations	2,322	2,348
Other long term employee benefits	342	384
Provisions for taxes and other legal contingencies	771	791
Commitments and guarantees given	675	667
Other provisions (1)	342	429
Total	4,452	4,619
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
23.    Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement. During the first nine months of 2025, there have been no relevant changes in the Group's commitments.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT IMPACT (MILLIONS OF EUROS)

	Notes	September 2025	September 2024
Interest income and expense		89	101
Personnel expense		147	165
Defined contribution plan expense	35.1	111	125
Defined benefit plan expense	35.1	36	41
Provisions or reversal of provisions	37	3	4
Total expense (income)		239	270
24.    Capital
As of September 30, 2025 and December 31, 2024, BBVA’s share capital amounted to €2,824,009,877.85 represented by 5,763,285,465 shares.
As of each of such dates, all shares were of the same class and series, fully subscribed and paid-up, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements, including agreements regulating the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
25.    Retained earnings and other reserves

RETAINED EARNINGS AND OTHER RESERVES (MILLIONS OF EUROS)

	September 2025	December 2024
Retained earnings	46,429	40,693
Other reserves	1,805	1,814
Total	48,235	42,507
26.    Accumulated other comprehensive income (loss)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	September 2025	December 2024
Items that will not be reclassified to profit or loss	(2,137)	(1,988)
Actuarial gains (losses) on defined benefit pension plans	(1,259)	(1,067)
Non-current assets and disposal groups classified as held for sale	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	(784)	(905)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(95)	(17)
Items that may be reclassified to profit or loss	(16,537)	(15,232)
Hedge of net investments in foreign operations (effective portion)	(2,811)	(2,329)
Mexican peso	(3,123)	(2,697)
Turkish lira	338	394
Other exchanges	(25)	(25)
Foreign currency translation	(13,832)	(12,702)
Mexican peso	(3,592)	(3,644)
Turkish lira	(6,538)	(5,835)
Argentine peso	(808)	(555)
Venezuela Bolívar	(1,911)	(1,865)
Other exchanges	(983)	(803)
Hedging derivatives. Cash flow hedges (effective portion)	319	370
Fair value changes of debt instruments measured at fair value through other comprehensive income	(205)	(576)
Non-current assets and disposal groups classified as held for sale	—	—
Share of other recognized income and expense of investments in joint ventures and associates	(9)	5
Total	(18,674)	(17,220)
The balances recognized under these headings are presented net of tax.

27.    Minority interests (non-controlling interests)

MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	September 2025	December 2024
Garanti BBVA	1,277	1,351
BBVA Peru	1,848	1,779
BBVA Argentina	664	843
BBVA Colombia	50	60
BBVA Venezuela	137	134
Other entities	188	191
Total	4,165	4,359

PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	September 2025	September 2024
Garanti BBVA	123	81
BBVA Peru	251	199
BBVA Argentina	55	80
BBVA Colombia	2	—
BBVA Venezuela	46	6
Other entities	7	—
Total	483	366
28.    Commitments and guarantees given

COMMITMENTS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	Notes	September 2025	December 2024
Loan commitments given	6.2	221,785	188,515
Financial guarantees given	6.2	23,162	22,503
Other commitments given	6.2	63,851	51,215
Total	6.2	308,798	262,233
29.    Net interest income
29.1    Interest and other income

INTEREST AND OTHER INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2025	September 2024
Financial assets designated at fair value through profit or loss	3,934	4,772
Financial assets at fair value through other comprehensive income	2,420	3,106
Financial assets at amortized cost ⁽¹⁾	36,131	36,595
Adjustments of income as a result of hedging transactions	595	534
Other income	151	149
Total	43,231	45,156
Of which: insurance activity	1,018	1,086
(1) Includes interest on demand deposits at central banks and credit institutions.

29.2    Interest expense

INTEREST EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2025	September 2024
Financial liabilities designated at fair value through profit or loss	3,178	4,327
Financial liabilities at amortized cost	19,699	20,216
Adjustments of expense as a result of hedging transactions	348	919
Cost attributable to pension funds	150	143
Other expense	610	691
Total	23,985	26,296
Of which: insurance activity	694	761
30.    Dividend income

DIVIDEND INCOME (MILLIONS OF EUROS)

	September 2025	September 2024
Non-trading financial assets mandatorily at fair value through profit or loss	9	10
Financial assets at fair value through other comprehensive income	70	67
Total	79	77
31.    Fee and commission income and expense

FEE AND COMMISSION INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2025	September 2024
Bills receivables	14	15
Demand accounts	231	222
Credit and debit cards and POS (1)	5,334	4,986
Checks	104	126
Transfers and other payment orders	713	685
Insurance product commissions	380	330
Loan commitments given	262	241
Other commitments and financial guarantees given	404	385
Asset management	1,320	1,179
Securities fees	297	275
Custody securities	160	162
Other fees and commissions	801	656
Total	10,022	9,262
(1) Point Of Sale.

FEE AND COMMISSION EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2025	September 2024
Demand accounts	6	5
Credit and debit cards and POS (1)	2,639	2,477
Transfers and other payment orders	135	116
Commissions for selling insurance	32	33
Custody securities	68	72
Other fees and commissions	1,071	806
Total	3,951	3,508
(1) Point Of Sale.

32.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES, HEDGE ACCOUNTING AND EXCHANGE DIFFERENCES, NET (MILLIONS OF EUROS)

	September 2025	September 2024
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	245	148
Financial assets at amortized cost	31	9
Other financial assets and liabilities	213	139
Gains (losses) on financial assets and liabilities held for trading, net	1,719	2,037
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	191	52
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	37	173
Gains (losses) from hedge accounting, net	8	7
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	2,199	2,417
Exchange differences, net	(237)	513
Total	1,962	2,930

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AND HEDGE ACCOUNTING. BREAKDOWN BY NATURE OF THE FINANCIAL INSTRUMENT (MILLIONS OF EUROS)

	September 2025	September 2024
Debt instruments	394	671
Equity instruments	1,419	605
Trading derivatives and hedge accounting	(640)	6
Loans and advances to customers	(16)	249
Customer deposits	(25)	(73)
Other	1,067	959
Total	2,199	2,417
33.    Other operating income and expense

OTHER OPERATING INCOME (MILLIONS OF EUROS)

	September 2025	September 2024
Gains from sales of non-financial services	268	240
Other operating income	230	207
Total	497	447

OTHER OPERATING EXPENSE (MILLIONS OF EUROS)

	September 2025	September 2024
Change in inventories	104	104
Contributions to guaranteed banks deposits funds	477	463
Hyperinflation adjustment ⁽¹⁾	537	1,451
Other operating expense (2)	788	1,028
Total	1,907	3,046
(1) For the nine months ended September 30, 2025, it includes €277 million related to Argentina and €162 million related to Turkey. For the nine months ended September 30, 2024, it includes €1,178 million related to Argentina and €263 million related to Turkey.
(2) For the nine months ended September 30, 2024, it includes €285 million corresponding to the total annual amount paid under the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022.

34.    Income and expense from insurance and reinsurance contracts

INCOME AND EXPENSE FROM INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	September 2025	September 2024
Income from insurance and reinsurance contracts	2,835	2,687
Expense from insurance and reinsurance contracts	(1,689)	(1,579)
Total	1,145	1,108
35.    Administration costs
35.1    Personnel expense

PERSONNEL EXPENSE (MILLIONS OF EUROS)

	Notes	September 2025	September 2024
Wages and salaries		4,190	4,098
Social security costs		798	729
Defined contribution plan expense	23	111	125
Defined benefit plan expense	23	36	41
Other personnel expense		457	450
Total		5,592	5,443
35.2    Other administrative expense

OTHER ADMINISTRATIVE EXPENSE. BREAKDOWN BY MAIN CONCEPTS (MILLIONS OF EUROS)

	September 2025	September 2024
Technology and systems	1,332	1,277
Communications	190	196
Advertising	396	300
Property, fixtures and materials	417	422
Taxes other than income tax ⁽¹⁾	178	355
Surveillance and cash courier services	186	187
Other expense	942	884
Total	3,640	3,621
(1) The variation is attributable, mainly, to the recognition of a lower expense corresponding to the value added tax in BBVA, S.A., after the upward re-estimation of its pro-rata applied both to previous years and to fiscal year 2025 itself.

36.    Depreciation and amortization

DEPRECIATION AND AMORTIZATION (MILLIONS OF EUROS)

	September 2025	September 2024
Tangible assets	702	714
For own use	447	458
Right-of-use assets	251	253
Investment properties and other	3	4
Intangible assets	426	411
Total	1,128	1,125
37.    Provisions or reversal of provisions

PROVISIONS OR REVERSAL OF PROVISIONS (MILLIONS OF EUROS)

	Notes	September 2025	September 2024
Pensions and other post-employment defined benefit obligations	23	3	4
Commitments and guarantees given		63	(93)
Pending legal issues and tax litigation		138	132
Other provisions		29	55
Total		233	99
38.    Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS OR NET GAINS BY MODIFICATION (MILLIONS OF EUROS)

	September 2025	September 2024
Financial assets at fair value through other comprehensive income - debt securities	(28)	84
Financial assets at amortized cost	4,356	4,195
Of which: recovery of written-off assets by cash collection	(297)	(286)
Total	4,328	4,279
39.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a reversal of impairment of €32 million for the nine months ended September 30, 2025, corresponding to investments in associates, and it included a reversal of impairment of €52 million for the nine months ended September 30, 2024.

40.Impairment or reversal of impairment on non-financial assets

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS (MILLIONS OF EUROS)

	September 2025	September 2024
Tangible assets	(5)	(39)
Intangible assets	10	12
Others	—	7
Total	5	(21)
41.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

GAINS (LOSSES) FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS (MILLIONS OF EUROS)

	September 2025	September 2024
Gains on sale of real estate	50	26
Impairment of non-current assets held for sale	(5)	(51)
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	45	(25)
42.Subsequent events
From October 1, 2025 to the date of preparation of these Consolidated Financial Statements, no subsequent event requiring disclosure in these Consolidated Financial Statements, that could significantly affect the Group’s earnings or its consolidated equity position, has taken place.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Luisa Gómez Bravo

Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	October 30, 2025